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02060472

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rivalence Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4688 FISCAL YEAR 6-30-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DATE : 12/9/02

trivalence mining corporation

2002 ANNUAL REPORT







Rough diamonds from Aredor Mini



Lutfur Rahman Khan
Chairman of the Board

For Trivalence Mining Corporation, the year 2002 began with the enhancement of the search for economic kimberlite at the Aredor Project through the signing of a Joint Venture Agreement with Rio Tinto Mining and Exploration Limited, in August 2001.

The search for economic diamond bearing kimberlite continued at Aredor and in June 2002, Rio Tinto successfully identified a new diamond bearing kimberlite, the K14N. Initial diamond counts from this new pipe were very encouraging with three holes returning elevated diamond grades. The largest diamond recovered weighed 0.899 carats. Rio Tinto has informed the Company that it will be conducting a large diameter core-drilling program over the K14N. The drill program is designed to obtain sufficient kimberlitic material to aid in economic evaluation of this new discovery. Drilling is scheduled to begin in the fall of 2002.

The Company is pleased to report that annual diamond production for the fiscal year ending June 30, 2002 was 74,009 carats, a 17% increase over the year ending June 30, 2001. Both diamond mines reported increased production over the year with the Aredor mine reporting a 5% increase in diamonds recovered and Palmietgat reporting a 28% increase. Unfortunately, this increase in production did not result in higher revenues. This was caused by several factors including, slowing down of the overall economy, decline in the demand for rough diamonds, and an increasing reluctance on the part of diamantaires to travel to West Africa. However, since January 2002, prices for rough diamonds have recovered and the Company has averaged US$450 per carat for its March 2002 and May 2002 sales, by selling its production in Antwerp, Belgium.

I am pleased to report to you that at the Aredor mine, we have started construction of a third plant (Dense Media Seperation or DMS technology). The Company is currently negotiating the purchase of the heavy equipment required to bring this plant into commercial production by April 2003. The Company plans to start commercial production from its second plant by November 2002. All required equipment has been procured for commercial production from this plant and it should increase current production by approximately 40%. With all three plants in commercial production by April 2003, we expect to more than double our production at the Aredor mine by December 31, 2003, subject to equipment availability.

In February 2002, Trivalence signed a Joint Venture Agreement with Tinto Botswana Exploration Pty Limited, a subsidiary of Rio Tinto Mining and Exploration Limited, for exploration of our Kokong concession in Botswana. Tinto Botswana has completed the first phase of data compilation and orientation surveys. On the Kokong licenses, there are 31 known kimberlite pipes, 15 of these are diamondiferous. Tinto Botswana has selected 96 targets, of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for reverse circulation drilling.

In April 2002, the Company increased its operations at Palmietgat Kimberlite mine in South Africa to two shifts.

Trivalence Mining Corporation continues to enjoy the strong support of the government and citizens of the Republic of Guinea; this support has ensured the ongoing success of the Aredor diamond mine. On behalf of the board of directors, I would like to thank all our employees for their hard work and dedication as well as our shareholders for their continued support. You have been an integral part in the pursuit of our corporate vision of developing this Company into a world-class diamond producer.

Lutfur Rahman Khan
CHAIRMAN OF THE BOARD
SEPTEMBER 24, 2002



His Excellency Lansana Conte, President of the Republic of Guinea and Lutfur Rahman Khan, Chairman and CEO of Trivalence Mining Corporation.

Trivalence Mining Corporation owns its interests in the Aredor diamond mine and its Kokong exploration licenses through its wholly owned subsidiaries, First City Mining Company Ltd. and Pioneer Mining Company N.V. which holds 100% of the Kokong Licenses and 85% of Aredor FCMC S.A. (a Guinean corporation which holds 100% of the Aredor concession). The remaining 15% of Aredor FCMC S.A. is held by the government of the Republic of Guinea. Trivalence's Palmietgat mine is held through its wholly owned subsidiaries Anglo-Canadian Mining Corporation, Fraser Mining Corporation and North American Mining Corporation Pty Ltd. which holds 100% of Palmietgat.

TRIVALENCE MINING CORPORATION

FIRST CITY MINING COMPANY LTD.

ANGLO-CANADIAN MINING CORPORATION

PIONEER MINING COMPANY N.V.

FRASER MINING CORPORATION

AREDOR FCMC S.A.

NORTH AMERICAN MINING CORPORATION (PTY) LTD.

KOKONG KIMBERLITE PROJECT BOTSWANA

AREDOR MINE GUINEA, WEST AFRICA

PALMIETGAT KIMBERLITE MINE SOUTH AFRICA

KIMBERLITE EXPLORATION

ALLUVIAL EXPLORATION

ALLUVIAL MINING



GRAVEL BEING LOADED ON TRUCKS

DRAGLINE IN OPERATION AT AREDOR MINE



Trivalence Mining Corporation derives its diamond production from two mines in Africa. The Aredor mine in the Republic of Guinea produces diamonds from alluvial sources while the Palmietgat mine in the Republic of South Africa produces diamonds from kimberlite pipes. During the Company's fiscal year ending June 30, 2002, combined diamond production from the two mines was 74,009 carats. This represents a 17% increase in diamond production over fiscal 2001 and is the fifth year in a row that the Company has shown production increases.

AREDOR

Alluvial mining operations at the Company's 85% owned Aredor mine in 2002 saw an increase in tonnes mined and diamonds recovered. During the year, the Company mined and processed 824,486 tonnes of alluvial gravels up 5.5% over the 781,399 tonnes mined and processed over the same period in 2001. This increase in gravel mining and throughput resulted in an increased diamond production to 36,676 carats, a 4.6% increase over the 35,077 carats produced in 2001. Increases in production were attributed to the arrival and utilization of a fourth dragline. The production costs of diamond sales at Aredor excluding royalties were $10,100,506. This translates to costs of $318 (US$204) per carat, the same as in the previous year.

Over the year, the Company maintained its policy of independent diamond marketing. Diamond prices remained weak until January due to decreases in consumer demand, subsequently diamond prices began to increase and by June prices had returned to pre 2001 prices. During the year, the Company conducted six sales in which a total of 31,759 carats of diamonds were sold for $12,882,113 (US$8,227,402). This translates to an average price per carat of $405 (US$259) down from the $428 (US$282) received during the same period last year.

PALMIETGAT

Operations at the Company's wholly owned Palmietgat mine during the year reported mining and processing a total of 181,065 tonnes of kimberlite up 27% from the 142,201 tonnes mined and processed during the same period in 2001. This increase in mining and throughput resulted in increased diamond production to 37,333 carats, a 28% increase over the 29,082 carats produced in 2001 (note: production in 2001 consisted of 3,812 carats produced during commercial production and 25,227 carats produced during commissioning). Increases in production were attributed to the implementation of two shifts beginning in April 2002 and plant modifications resulting in higher throughput. The production costs of diamond sales at Palmietgat were $1,089,556. This translates to costs of $21.66 (US$13.83) per carat.

During the year, the Company conducted six diamond sales in which a total of 50,308 carats of diamonds were sold for $1,454,861 (US$953,937). This translates to an average price per carat of $28.92 (US$18.96). This included about 20,000 carats of boart from the 2001 production.


DIAMOND PRODUCTION
80000
70000
60000
50000
40000
30000
20000
10000
0
1998
1999
2000
2001
2002
AREDOR PRODUCTION
PALMIETGAT PRODUCTION



The Company's search for economic diamond bearing kimberlites is being carried out by its joint venture participant Rio Tinto Mining and Exploration of London, England. Rio Tinto can earn up to a fifty eight percent interest in the Aredor kimberlite program in Guinea, and it can earn up to a seventy five percent interest in the Kokong kimberlite program in Botswana.

AREDOR KIMBERLITE PROJECT

Exploration activities conducted by Rio Tinto at Aredor were focused on identifying suitable kimberlite targets for further economic evaluation. Over the year, Rio Tinto made exploration expenditures of US$2.3 million locating new targets, drilling newly identified kimberlite targets and drilling and bulk testing known kimberlites and proximal geophysical anomalies.

DRILLING

During the year, Rio Tinto drilled 52 reverse circulation (RC) holes totalling 4,536 metres and two diamond drill holes totalling 102.75 metres. The drilling was designed to test geophysical anomalies identified by the 2001 airborne electromagnetic survey and to obtain diamond counts from three of the known kimberlites on the property (K7/K19, K4, K5). Two of the eight anomalies drilled were successful in intersecting new kimberlites (K14N, K24). The K24 kimberlite was interpreted as a kimberlite dike and was intersected by a single hole. Rock chips processed from this intersection yielded two diamonds weighing 0.004 carats from a 370 kilogram sample. The K14N, K14A anomaly intersected kimberlite in all 12 holes drilled and have defined a new kimberlite body covering an approximate area of 2.2 hectares. Four of the holes drilled returned kimberlite intersections with elevated diamond counts. Drill hole K14N RC040 returned grades of 0.166 carats per tonne (cpt) over 14 metres (recovery 17%), 0.267 cpt over 24 metres (recovery 54%) and 0.147 cpt over 13 metres (recovery 86%). Drill hole K14N RCO41 returned grades of 2.973 cpt over 25 metres (recovery 8%), 5.959 cpt over 20 metres (recovery 25%) and 3.870 cpt over 6 metres (recovery 66%). Drill hole K14N RCO42 returned 7.117 cpt over 32 metres (recovery 26%). Drill hole K14A RCO43 returned grades of 1.683 cpt over 23 metres (recovery 22%) and 1.061 cpt over 12 metres (recovery 18%). Rio Tinto reported to the Company that recovery from the drill program on the K14N kimberlite was on average 51%. Rio Tinto has informed the Company that it will conduct a large diameter core-drilling program in the upcoming field season to aid in determining the economic viability of the K14N kimberlite. In addition to testing the geophysical anomalies, Rio Tinto drilled three of the known kimberlites on the property (K7/K19, K4, K5). All eleven holes drilled at the K7/K19 intersected kimberlite.

14-foot Commercial Plant



A total of eleven holes were drilled to test the K7/K19 pipe and seven holes to test the K4 and K5 kimberlites. All holes were successful in intersecting kimberlite. Rock chips obtained from drilling returned the following provisional grades based on total theoretical weight for stones above 1 mm:

- K4 0.016 carats per tonne based on 13.6 tonnes
- K5 0.068 carats per tonne based on 7.9 tonnes
- K7/K19 0.043 carats per tonne based on 21.3 tonnes

BULK TESTING

Rio Tinto completed two bulk tests of kimberlite, the first was conducted on material obtained from the K23 kimberlite. A total of 485 tonnes of kimberlite were processed yielding 846 stones weighing 55.33 carats, for a grade of 0.114 carats per tonne. The largest stone recovered weighed 1.27 carats. The second test was performed on material obtained from the K22 kimberlite, 94.8 dry tons of kimberlite were processed yielding 283 stones weighing 14.81 carats for a grade of 0.156 carat per tonne.

KOKONG KIMBERLITE PROJECT

The 2000 aeromagnetic survey done by Fugro Airborne Surveys Ltd. for Trivalence was re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for RC drilling. The selection process includes a combination of geophysical methods and KIM (Kimberlite Indicator Minerals) sampling. A test of the BHP-Billiton airborne gravity system (Falcon) has also been conducted.

Loam sampling was carried out over all 20 targets. A total of six loam samples were collected over each target along a 2.5 km long, N-S traverse. The sample material is processed at a Dense Media Separation (DMS) plant in South Africa and the obtained concentrate is picked for kimberlitic minerals. All indicator minerals are sent for microprobe analysis. The geophysical results together with the indicator data will be used to delineate and prioritise the individual targets for the planned drill program.

Several drill targets have already been selected including several large ones (up to 38 hectares in size). RC drilling of these targets is scheduled for the last quarter of 2002.


AREDOR

The following discussion and analysis of the results of operations and the Company's financial position should be read in conjunction with the consolidated financial statements and accompanying notes.

1. OVERVIEW

For the year ended June 30, 2002, diamond production consisted of output from the Aredor and Palmietgat diamond mines. Owing to lower selling prices in the first half of the fiscal year, sales revenues fell by 10% to $14,336, 974. During the year, the Company borrowed $2,200,000 to fund losses from operations, certain lease payments and capital expenditures. The kimberlite exploration program at the Company's Aredor mine in the Republic of Guinea continued under the direction of Rio Tinto Mining and Exploration Ltd. ("RTME"). The kimberlite exploration program at the Company's Kokong concession in Botswana began under the direction of Tinto Botswana Exploration Pty Limited ("Tinto Botswana").

2. OPERATIONS

Results of Operations

Net loss for the year ended June 30, 2002 was $3,813,634 or $0.22 per share ($0.22 fully diluted) compared with $5,343,433 or $0.31 per share ($0.31 fully diluted) in 2001 and net income of $2,500,449 or $0.16 per share ($0.13 fully diluted) in 2000. The loss in 2002 was due to low world diamond prices in the first half of the fiscal year and a loss on dilution of investment in a subsidiary. The loss in 2001 was due to low world diamond prices, a prolonged rainy season in West Africa and reduced production levels arising from aging excavation equipment. In May 2000, a 17 carat pink diamond was discovered that sold for US$778,000 and in June 2000, another pink diamond weighing 26 carats was discovered that sold for US$1,317,000.

Aredor Diamond Mine:

Diamond sales from the Aredor diamond mine for the year ended June 30, 2002 were $12,882,113 representing the sale of 31,759 carats for US$8,227,402 (US$259.06/carat). Diamond sales for the year ended June 30, 2001 were $15,519,412 representing the sale of 36,221 carats for US$10,229,426 (US$282.42/carat). The 20% decrease in diamond sales was due to a 12% reduction in carats sold and an 8% decrease in average selling price/carat. Diamonds sold from July 2001 to January 2002 in Conakry, Guinea averaged US$165.02/carat while diamonds sold between February and June 2002, primarily in Antwerp, Belgium averaged US$388.83/carat. Management attributes part of the price increase to the quality of diamonds sold but mostly to a greater number of interested buyers in Antwerp. Management plans to continue holding most of its diamond sales in Antwerp. The 33% decrease in diamond sales in 2001 compared with 2000 was due to a 5% reduction in carats sold and a 30% decrease in average selling price/carat resulting from changes in the quality and size of diamonds produced and a deterioration in world diamond prices during the year.

Production cost of diamond sales for the year ended June 30, 2002 was $11,388,778 compared with $13,078,636 in 2001 and $11,927,159 in 2000. During the year ended June 30, 2002, the Company experienced lower fuel costs and lower costs for repair of mining equipment compared with fiscal 2001. Production cost of diamond sales in 2000 were comparable to fiscal 2002 except for higher royalty expense due to higher sales volume in that year. The Aredor mine produced 36,676 carats during the year ended June 30, 2002 compared with 35,077 carats in 2001 and 40,802 carats in 2000. The 5% increase in production during the year ended June 30, 2002 is represented by a 6% increase in head feed tonnage offset by a 1% decrease in grade (carats/tonne). The 14% decrease in production during the year ended June 30, 2001 compared with fiscal 2000 is represented by a 23% increase in head feed tonnage offset by a 30% decrease in grade (carats/tonne) resulting from the resource grade of the blocks mined.

Production cost/carat sold excluding royalty expense was $318.04/carat for the year ended June 30, 2002 compared with $318.23 and $288.87 in 2001 and 2000, respectively. The decrease in unit cost of production in 2002 compared with 2001 is due primarily to reduced parts expense and a small reduction in the unit cost of diesel fuel. The increase in unit cost of production in 2001 compared with 2000 is due primarily to higher parts and fuel expense. In April 2001, the recommissioned twin 8 foot plant began operations. The 8 foot plant remained in production until September 2001 at which time it was shut down on account of damage to certain mining blocks from artisinal miners and for lack of mining equipment to feed it. Subject to the arrival of parts to repair the dragline assigned to the twin 8 foot plant, the Company expects to recommence operations at the twin 8 foot plant in November 2002.

PALMIETGAT DIAMOND MINE:

Diamond sales for the year ended June 30, 2002 were $1,454,861 representing the sale of 50,308 carats for US$953,937 (US$18.96/carat). The project commenced commercial production on April 1, 2001. During the development stage the mine produced 22,342 carats and during the three months ended June 30 2001, the mine produced 6,602 carats. During the development phase, the mine sold 3,636 carats for $371,577 or US$235,905 (US$64.88/carat). Diamond sales for the three months ended June 30, 2001 were $409,413 representing the sale of 1,716 carats for US$254,859 (US$148.51/carat). Diamond sales during the year ended June 30, 2002, included lesser valued boart diamonds held in inventory from the prior year. Taking into account overall production and sales, management estimates the run of mine production to have a value in excess of US$21.00/carat. Information available at the time of the decision to invest in the Palmietgat project did not include specific information on the per carat value of the mineral resource, but management believed the per carat value to be in the range of US$11.50/carat – US$24.00/carat.

Production cost of diamonds sold during the year ended June 30, 2002 was $1,089,495 compared to $281,844 for the three months ended June 30, 2001. Production cost/carat sold was $21.66/carat for the year ended June 30, 2002 compared with $73.94 for the first three months of commercial production in 2001. The decrease in unit cost of production in 2002 compared with 2001 is due primarily to efficiencies of higher production levels. In April 2002, the Palmietgat operation began running on a two shift basis.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

Selling, general, and administrative expense for the year ended June 30, 2002 was $3,439,432 compared with $3,770,023 in 2001 and $3,615,688 in 2000. The decrease in 2002 compared with 2001 was due to reductions in most areas as the Company endeavoured to streamline general overheads. An increase in commissions on diamond sales was due to export taxes in connection with the transfer of sales of the Aredor production to Antwerp, Belgium. The increase in 2001 compared with 2000 was due to increased professional fees mostly incurred in negotiation of the exploration Joint Venture Agreement with Rio Tinto Mining and Exploration Limited (see below).

INTEREST EXPENSE

Interest expense for the year ended June 30, 2002 was $1,630,900 compared with $1,586,263 in 2001 and $1,659,238 in 2000. The increase in 2002 compared with 2001 was due to an increase in interest accrued on outstanding convertible notes arising from increased borrowing of $2,200,000 offset by reduced accretion charges. The decrease in 2001 compared with 2000 was due to a reduction in principal outstanding of $3,000,000 paid in June and September 2000. The increase in 2001 compared with 2000 was due to the overall level of convertible loans outstanding. Accretion of the equity component of convertible instruments is included in interest expense and amounted to $543,367 in 2002, $805,307 in 2001 and $616,667 in 2000. The decrease in accretion during 2002 was due to the fact that the equity components of several convertible notes became fully amortized during the first quarter of fiscal 2002. Conversely, the increase in accretion expense in 2001 compared with 2000 was due to a higher equity component of convertible instruments as a result of additional borrowings.

Amortization

Depletion and amortization expense for the year ended June 30, 2002 was $2,310,007 compared with $1,906,760 in 2001 and $1,767,809 in 2000. During the year ended June 30, 2001, management revised the resource estimate for the Aredor mine from 2,600,000 carats to 1,325,000 carats. The approximate effect of the revision to the resource estimate was to double the unit rate of depletion for the Aredor mine. The change in the resource estimate was applied prospectively and had no effect on the 2000 or prior financial statements. Depletion expense for both the Aredor and Palmietgat mines was $569,205 in fiscal 2002, $346,331 in 2001 and $160,902 in 2000. Increases result from higher levels of carat production and the increased unit rate of depletion at the Aredor mine. Depreciation expense for the Aredor mine, the Palmietgat mine and the Vancouver office was $1,740,801 in fiscal 2002, $1,560,429 in 2001 and $1,606,607 in 2000. The increase in 2002 compared with 2001 was due to the fact that the Palmietgat mine was in commercial production for a full year compared to three months in 2001. The decrease in 2001 compared with 2000 was due to the fact that the depletion base of Aredor assets had declined.

Income taxes

During the year ended June 30, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to income taxes. The effective tax rate was 19% in 2002 compared to a statutory rate of 40%. The effective tax rate was 9% in 2001, and 13% in 2000 compared to a 40% statutory rate. The major reason for the variation from the statutory rate arises because of lower tax rates in jurisdictions where the Company operates. In 2002, the Company took a valuation allowance of $2,756,000 compared with $2,103,000 in 2001 and $1,346,000 in 2000 to reduce income tax assets to the amount that management considers is likely to be recoverable in the foreseeable future. The Company recorded a net tax recovery of $978,000 on a pre-tax loss of $5,139,607 in 2002. The future income tax provision for the year ended June 30, 2002 in the amount of $2,006,000 represents future taxes on income earned in Guinea.

3. EXPLORATION

Aredor

Rio Tinto Mining and Exploration Limited ("Rio Tinto") continued its program of kimberlite exploration. During the year, an airborne electromagnetic and magnetic survey totaling 4,700 line kilometre (at 150m line spacing) was completed. Reprocessing of the airborne electromagnetic and magnetic survey prioritised the K14 N target, north of the known K14 A kimberlite body.

A total of 1,134 metres of reverse circulation drilling were completed in the K14 area. All 12 holes intersected kimberlite. The samples were composited and processed for diamond recovery. Chip recovery in the K14 drilling averaged only 42%. A total of 4.55 carats were recovered from 12,565 kg of chips corresponding to a theoretical weight of 29,598 kg. The resulting grade was 0.363 carat per tonne (actual) and 0.154 carat per tonne (theoretical).

Three holes totaling 362 metres were drilled in the K5 kimberlite; all three holes intersected kimberlite. Two holes were stopped in kimberlite and the third hole successfully drilled through the kimberlite to end in granite thus defining one contact. Rio Tinto defined a provisional grade of 0.068 carats per tonne from the K5 chips. The largest stone recovered was 0.38 carats.

Four reverse circulation holes totaling 552 meters were drilled to test the K4 kimberlite. All holes were successful in intersecting the kimberlite. Nine composite samples were processed. No significant diamond counts were returned. Eleven holes were drilled on the K7/K19 kimberlite. All holes successfully intersected kimberlite. Samples were composited and processed. No significant diamond counts were reported. Five electromagnetic geophysical targets were also drilled in addition to K14N.

Rio Tinto has informed the Company that it intends to test the K3 and K6 kimberlites by reverse circulation drilling. The K3 and K6 are the remaining two kimberlites in the K3, K4, K5, K6 cluster centrally located on the Aredor concession.

Expenditures of Rio Tinto on Aredor during financial 2002 were US$2.26 million.

Kokong

Tinto Botswana has completed the first phase of data compilation and orientation surveys. On the Kokong licences, there are 31 known kimberlite pipes; 15 of these are diamondiferous. The 2000 aeromagnetic survey done by Fugro Airborne Surveys Ltd. for Trivalence has been re-interpreted and 96 targets selected. Of these, 50 are considered high priority. Tinto Botswana's objective is to select 20 targets for reverse circulation. The selection process includes a combination of geophysical methods and kimberlite indicator minerals sampling. A test of the BHP-Billiton airborne gravity system (Falcon) has also been conducted.

Seven drill targets have already been selected including several large ones (up to 38 hectares in size). Reverse circulation drilling of these targets is scheduled for the last quarter of 2002. Expenditures by Tinto Botswana to the end of April 2002 have been US$139,000.

4. FINANCIAL CONDITION AND LIQUIDITY

Cash from Operations

Negative cash flow from operations excluding changes in operating assets and liabilities was $401,663 for the year ended June 30, 2002 compared with $1,327,381 in 2001 and positive cash flow of $6,572,118 in 2000. The improvement in 2002 compared with 2001 was primarily due to option payment income of $1,311,125, increased cash flow from the Palmietgat mine, and reduced exploration expense which offset a decline in operating net cash flow from the Aredor mine of $947,440. The decrease in 2001 compared with 2000 was almost entirely due to a reduced level of revenue from diamond sales.

Investing activities

No cash investment in mineral properties was made during the years ended June 30, 2002, 2001, and 2000. Effective April 1, 2001, the Company acquired the 50% joint venture interest in the Palmietgat mine from its former joint venture partner for non-cash consideration.

Investment in capital assets was $937,171 for the year ended June 30, 2002 compared with $1,694,128 in 2001 and $1,991,484 in 2000. In 2002, the Company purchased a dragline for the Aredor mine and various pieces of small equipment for the Aredor and Palmietgat mines. In 2001, the Company purchased three trucks and two loaders for the Aredor mine and various pieces of mining equipment during the development phase of the Palmietgat mine. In 2000, the Company replaced certain equipment at the Aredor mine in the Republic of Guinea, and substantially completed the development of the Palmietgat mine in South Africa.

Financing activities

Convertible notes payable at June 30, 2002 were $10,087,140 compared with $6,727,378 at June 30, 2001. During the year ended June 30, 2002, the Company borrowed $2,200,000 secured by convertible debentures ranking equally with those described below. In September 2000, the Company repaid $2,500,000 of the convertible debentures. In December 2000, the Company lease financed the purchase of mining equipment in the amount of $885,118. The lease has a 3-year term and bears interest at 8.46% and the lease was paid down by $282,422. During the year ended June 30, 2001, the Company repurchased 826,000 common shares for $1,006,329 and issued 728,571 common shares as partial payment for the acquisition of 50% of the Palmietgat diamond mine of which the Company now owns 100%. During 2001, 7,492,771 warrants expired without exercise.

During the year ended June 30, 2000, $2,508,334 of principal and accrued interest on convertible loans payable was converted into 1,956,521 common shares of the Company and warrants to purchase an additional 1,956,521 common shares of the Company at $1.33 until October 1, 2000 and $1.65 until June 30, 2001. The line of credit from related parties reduced by the conversion was subsequently increased to $9,875,000, secured by amended debentures as described below. Borrowings under the line of credit net of repayments amounted to $413,830 during the year ended June 30, 2000.

Series 2001-A1 debenture:
In September 2001, the Company issued a Series 2001-A1 debenture in the principal amount of $1,100,000 repayable August 21, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.80 per unit until August 21, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture. At June 30, 2002, $149,000 of the face value of the debenture has been classified as an equity component and has been fully accreted.

Series 2001-A2 debenture:
In November 2001, the Company issued a Series 2001-A2 debenture in the principal amount of $1,100,000 repayable October 1, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.50 per unit until October 1, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture. At June 30, 2002, $229,000 of the face value of the debenture has been classified as an equity component and has been fully accreted.

During the year ended June 30, 2002, the Company amended and restated the Series 1999-A3 debenture, the Series 1999-B debenture, the Series 2000-A1 debenture and the Series 2000-A2 debenture previously issued so that they are in substantially the same form as the recent Series 2001-A1 and A2 debentures. The charging clauses in the debentures issued in 1999 and 2000 did not grant the lender the security over the Company's personal property that both the Company and the lender had intended to be granted. As a condition of the lender's agreement to advance the loan secured by the Series 2001-A2 debenture, the lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions. In February 2002, the Company arranged for the extension of the maturity date of various debentures from October 1, 2002 to April 1, 2003.

Waiver of non-payment of interest:
Under the terms of the debentures, interest at 11% per annum is payable monthly in arrears. At June 30, 2002, $1,213,640 of accrued but unpaid interest is included in convertible notes payable. The Company has obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through January 1, 2003. Interest will continue to accrue on each note at 11% per annum, compounded monthly. Because the default for non-payment of interest has not been granted prospectively for a period at least 12 months from June 30, 2002, all debt secured by the debentures has been classified as a current liability.

CASH RESOURCES AND LIQUIDITY

At June 30, 2002, the Company had a working capital deficiency of $6,560,380 compared with a positive working capital position at June 30, 2001 of $2,948,016. The deterioration of the working capital position was due to the classification of convertible notes payable as current liabilities (see above). Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. Cash resources on hand at June 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required. The Company has not paid interest due under the terms of debentures securing convertible notes payable and has obtained a waiver only until January 1, 2003. Principal and interest due under the convertible notes payable at June 30, 2002 in the amount of $8,893,258 is due before June 30, 2003. The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

Capital expenditures for the year ending June 30, 2003 are expected to be approximately $7,000,000 (US$4,500,000) to achieve targeted production with three plants in operation at the Aredor mine. The Company's ability to continue as a going concern is dependent on its ability to obtain debt or equity financing for capital expenditures and general working capital requirements.

5. RISKS AND UNCERTAINTIES

For the years ended June 30, 2002 and 2001, the Company experienced significant negative cash flow from operations. This trend has continued subsequent to June 30, 2002. As noted above, there is a risk that the Company may not be able to continue as a going concern unless it is able to raise debt or equity financing as required.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The exploration and development of the Company's properties is dependent on the Company's ability to obtain necessary financing or find appropriate strategic partners.

Aredor diamond production is sold by international tender in Conakry, Guinea or Antwerp, Belgium and the market price of rough diamonds is a significant factor in the Company's profitability. Production from the Palmietgat mine is also sold by tender. The Company does not manage its exposure to market or currency fluctuations with a hedging program.

Although the Company has invested substantial sums to ensure excavation capacity at the Aredor mine is sufficient to maintain present production levels, the age and condition of some of the equipment leased from Guinea exposes the efficient operation of the mine to unforeseeable curtailments of production and unexpected capital investment requirements.

Artisinal mining activity at the Aredot mine continues to take place outside the 200 square kilometres of the concession already retroceded to the local population. During the past 30 months, management estimates that approximately 15% of the indicated resource at December 31, 1999 has been lost to artisinal mining activity despite security measures carried out by mine management.

6. OUTLOOK

Aredor

In the fall of 2002, the Company plans to increase excavating capacity through the overhaul and upgrade of two of its draglines at the Aredor mine. Increased production from the 14 foot and twin 8 foot plants is expected to *generate positive cash flow. Subject to funding, the Company plans to construct a third plant to be operational* in the first half of 2003. The Company's kimberlite exploration program will be continued under the financial and technical control of Rio Tinto.

Palmietgat

Production will continue to operate on a two-shift basis. Operating cash flow at the mine level is expected to remain positive.

Kokong

The Company's kimberlite exploration program will be continued under the financial and technical control of Tinto Botswana Exploration Pty Limited.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The information and representations in this annual report have been prepared by the management of the Company. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgements. A system of internal accounting controls is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards for the purpose of expressing their opinion on the consolidated financial statements. The Board of Directors' Audit Committee meets periodically with management to review accounting, internal accounting controls, and financial reporting matters.

This annual report has been approved by the Board of Directors.

Hamish J. E. Malkin

Hamish J. E. Malkin, CA
CHIEF FINANCIAL OFFICER

TO THE SHAREHOLDERS OF TRIVALENCE MINING CORPORATION:

We have audited the consolidated balance sheets of Trivalence Mining Corporation as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2002 in accordance with Canadian generally accepted accounting principles applied on a consistent basis with that of the preceding year.

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
VANCOUVER, BRITISH COLUMBIA
OCTOBER 4, 2002

CONSOLIDATED BALANCE SHEETS

EXPRESSED IN CANADIAN DOLLARS
JUNE 30

	2002	2001
ASSETS		
CURRENT		
Cash and cash equivalents	$ 949,636	$ 894,185
Accounts receivable and prepaid expenses	807,854	654,153
Advances to affiliates	44,085	16,884
Inventory (Note 4)	5,023,339	5,137,063
Total current assets	6,824,914	6,702,285
MINERAL PROPERTIES (NOTE 5)	13,142,065	13,711,270
CAPITAL ASSETS (NOTE 6)	7,463,378	8,267,009
Total assets	$ 27,430,357	$ 28,680,564
LIABILITIES		
CURRENT		
Accounts payable	$ 1,102,629	$ 1,656,688
Accrued liabilities	1,894,783	1,800,839
Convertible loans payable (Note 7)	10,087,140	—
Current portion of obligation under capital lease (Note 8)	282,742	282,742
Income taxes payable	18,000	14,000
Total current liabilities	13,385,294	3,754,269
CONVERTIBLE LOANS PAYABLE (NOTE 7)	—	6,727,378
OBLIGATION UNDER CAPITAL LEASE (NOTE 8)	187,279	469,701
FUTURE INCOME TAX (NOTE 19)	2,006,000	2,988,000
Total liabilities	15,578,573	13,939,348
NON-CONTROLLING INTEREST (NOTE 9)	931,224	385,022
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	17,911,673	17,760,994
Equity component of convertible loans payable (Note 12)	1,630,395	1,252,395
Additional paid in capital (Note 12)	484,330	484,330
Deficit	(9,105,838)	(5,141,525)
Total shareholders' equity	10,920,560	14,356,194
Total liabilities, non-controlling interest and shareholders' equity	$ 27,430,357	$ 28,680,564

NATURE OF OPERATIONS AND CONTINUING OPERATIONS (NOTE 1)

ON BEHALF OF THE BOARD:

Lutfur Rahman Khan, Director

Dr. Asif A. Syed, Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

EXPRESSED IN CANADIAN DOLLARS
YEARS ENDED JUNE 30

	2002	2001	2000
REVENUE			
Diamond sales	$ 14,336,974	$ 15,928,928	$ 22,415,756
Interest and other	28,181	242,220	190,628
	14,365,155	16,171,148	22,606,384
EXPENSES			
Direct cost of production of diamond sales (Note 11)	12,478,272	13,360,480	11,927,159
Selling, general and administrative (Note 16)	3,439,432	3,770,023	3,615,688
Interest and bank charges	1,630,900	1,586,263	1,659,238
Exploration	63,101	557,391	332,990
Depletion and amortization	2,310,007	1,906,760	1,767,809
Loss on dilution of investment of subsidiary (Note 9)	894,175	—	—
	20,815,887	21,180,917	19,302,884
(LOSS) INCOME BEFORE UNDERNOTED ITEM	(6,450,732)	(5,009,769)	3,303,500
Option income	1,311,125	—	—
(LOSS) INCOME BEFORE INCOME TAXES	(5,139,607)	(5,009,769)	3,303,500
Current income tax recovery (provision) (Note 19)	(4,000)	194,000	(158,000)
Future income tax recovery (provision) (Note 19)	982,000	(638,000)	(285,000)
NET (LOSS) INCOME BEFORE NON-CONTROLLING INTEREST	(4,161,607)	(5,453,769)	2,860,500
NON-CONTROLLING INTEREST (NOTE 9)	347,973	110,336	(360,051)
NET (LOSS) INCOME	(3,813,634)	(5,343,433)	2,500,449
(DEFICIT) RETAINED EARNINGS, BEGINNING OF YEAR	(5,141,525)	201,908	(2,298,541)
PREMIUM PAID ON PURCHASE OF COMMON SHARES CANCELLED (NOTE 10 (C))	(150,679)	—	—
(DEFICIT) RETAINED EARNINGS, END OF YEAR	$ (9,105,838)	$ (5,141,525)	$ 201,908
(LOSS) EARNINGS PER SHARE			
Basic	$ (0.22)	$ (0.31)	$ 0.16
Fully diluted	$ (0.22)	$ (0.31)	$ 0.13
Weighted average number of common shares used to calculate basic (loss) earnings per share	17,290,984	17,027,056	16,101,087

CONSOLIDATED STATEMENTS OF CASH FLOWS

EXPRESSED IN CANADIAN DOLLARS
YEARS ENDED JUNE 30

	2002	2001	2000
OPERATING ACTIVITIES			
Net (loss) income	$ (3,813,634)	$ (5,343,433)	$ 2,500,449
Add non-cash items:			
Depletion and depreciation	2,310,007	1,906,760	1,767,809
Loss on disposal of assets	—	—	69,765
Accretion of debt component	543,367	805,307	616,667
Interest expense added to principal	994,395	776,321	972,377
Loss on dilution of investment in a subsidiary	894,175	—	—
Future income tax (recovery)	(982,000)	638,000	285,000
Non-controlling interest	(347,973)	(110,336)	360,051
	(401,663)	(1,327,381)	6,572,118
Net change in non-cash working capital items relating to operations (Note 17)	(523,293)	(689,159)	(1,028,836)
	(924,956)	(2,016,540)	5,543,282
FINANCING ACTIVITIES			
Issuance of share capital	—	8,500	74,800
Purchase of own shares	—	(1,006,329)	—
Convertible loan (repayment) proceeds	2,200,000	(2,500,000)	413,830
Obligation under capital lease	(282,422)	752,443	—
	1,917,578	(2,745,386)	488,630
INVESTING ACTIVITIES			
Cash outflow on acquisition of subsidiary	—	(241,776)	—
Purchase of capital assets, net	(937,171)	(1,694,128)	(1,991,484)
	(937,171)	(1,935,904)	(1,991,484)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	55,451	(6,697,830)	4,040,428
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	894,185	7,592,015	3,551,587
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 949,636	$ 894,185	$ 7,592,015

SUPPLEMENTAL INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:

(i) During the year ended June 30, 2002 the Company, capitalized US$4,320,891 of its advance to a subsidiary and recognized the 15% share of the increase in the non-controlling interest as a dilution loss of $894,175 (Note 9).

(ii) During the year ended June 30, 2001, the Company issued 728,571 common shares at a value of $947,142 and settled $335,452 due from the former Joint Venture partner (Note 3).

(iii) During the year ended June 30, 2000, the Company issued 1,956,521 common shares upon the conversion of convertible loans payable in the amount of $2,250,000 and accrued interest in the amount of $258,334 (Note 7).

EXPRESSED IN CANADIAN DOLLARS

1. NATURE OF OPERATIONS AND CONTINUING OPERATIONS

Trivalence Mining Corporation (the "Company") was incorporated under the laws of British Columbia on September 18, 1984. The Company is currently mining its alluvial diamond property at Aredor, the Republic of Guinea, mining its kimberlite diamond deposit at Palmietgat, South Africa and exploring for kimberlite pipes on its existing and prospective properties.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in the financial statements should the Company be unable to continue as a going concern.

Negative cash flow from operating activities is likely to continue until the Company is able to finance the purchase of additional heavy equipment in order to operate its plants at rated capacities. The Company has a working capital deficit of $6,560,380 at June 30, 2002. Cash resources on hand at June 30, 2002 are not expected to be sufficient to finance operations and purchase the remaining heavy equipment required. The Company has not paid interest due under the terms of debentures securing convertible notes payable. The non-payment of interest would constitute an event of default; however, the Company has obtained a waiver until January 1, 2003. Principal and interest due under the convertible notes payable at June 30, 2002 in the amount of $10,087,140 is due before June 30, 2003. The Company is also not in compliance with respect to rental payments as disclosed in Note 13(b). The Company's ability to continue as a going concern is dependent upon obtaining debt or equity financing for capital expenditures and general working capital. These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, income statement items, and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").

These consolidated financial statements include the accounts of the Company and its subsidiaries as follows:

COMPANY	PLACE OF INCORPORATION	OWNERSHIP
First City Mining Company	Alberta	100%
Pioneer Mining Company N.V.	Netherlands Antilles	100%
Aredor FCMC S.A.	Republic of Guinea	85%
Anglo-Canadian Mining Corporation	British Virgin Islands	100%
Fraser Mining Corporation	British Virgin Islands	100%
North American Mining Corporation	South Africa	100%

All inter-company transactions and balances have been eliminated.

The Company carried out a portion of its activities through an incorporated joint venture until March 31, 2001. Prior to that date these activities were accounted for on a proportionate consolidation basis. On March 31, 2001, the Company acquired the interest of the joint venture partner (Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b) USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

(c) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d) INVENTORY

Diamond inventory is carried at the lower of average direct production cost, and net realisable value. Mine supplies are carried at the lower of cost and net replacement value.

(e) MINERAL PROPERTIES

The Company follows a method of accounting for its mineral properties and interests whereby all direct costs relating to acquisition and development are capitalized by property. Pre-production revenues are offset to direct costs capitalized. Where pre-production revenues exceed direct development costs on a sustained basis, commercial production is deemed to have begun. Exploration costs are charged to operations as they are incurred. On the commencement of commercial production, deferred costs are charged to operations on a unit of production basis, by property, using estimated recoverable reserves as the depletion base.

No gains or losses are recognized on the sale of properties except where there is a significant disposition of reserves. Partial dispositions of undeveloped properties and option proceeds are credited to the cost of the related property except that when the proceeds exceed cost, the excess is credited to operations. During the periods presented there have been no dispositions of mineral property interests.

The aggregate costs related to abandoned properties are charged to operations.

On a quarterly basis the Company compares the carrying value of mineral properties to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows. During the periods covered by these financial statements, there was no indication of impairment.

(f) CAPITAL ASSETS

Plant and equipment are recorded at cost. Amortization is provided on a declining basis over the estimated useful life of the assets at the following annual rates:

Plants	20%
Mining equipment	20%
Vehicles & light equipment	20%
Office furniture & equipment	20%

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

For reporting purposes, amortization of mineral property development costs at the Aredor mine began on October 1, 1997. For reporting purposes at the Palmietgat mine, amortization of mineral property development costs began on April 1, 2001.

On a quarterly basis, the Company compares the carrying value of capital assets to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment. An impairment in value would be indicated if the assets' carrying value exceeds expected future cash flows. During the periods presented there was no indication of impairment.

(g) Environmental and site reclamation costs

The Company is obligated to restore the mineral properties to their original condition subsequent to cessation of commercial production. Due to the nature of the diamond mining operations, and the vegetation and climate in the mining concession area, these costs are not expected to be significant in relation to operations. Ongoing reclamation costs are charged to operations in the period incurred. The Company will continue to monitor estimated future costs and will accrue such costs on a unit of productions basis if they become material.

(h) Stock based compensation

Compensation expense is recognized when stock options are issued to employees and directors using the intrinsic value based method whereby compensation cost is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. Any consideration paid by employees and directors on exercise of stock options is credited to share capital. If stock options are repurchased from employees and directors, the excess of the consideration paid over the carrying amount of the stock options is charged to deficit.

Compensation expense is determined when stock options are issued to non-employees and is recognized over the vesting period of the option. The compensation expense is determined as the fair value of the option at the date of grant using an option pricing model.

(i) Revenue recognition

Diamond sales are recognized at the time diamonds are delivered to the purchasers and when the price is fixed or determinable. This coincides with the receipt of payment and the transfer of title and the risks and benefits of ownership.

(j) Foreign currency translation

Transactions originally denominated in currencies other than Canadian dollars are translated into Canadian dollars using the temporal method whereby non-monetary assets and liabilities, revenues and expenses are translated at rates in effect on the dates of the transactions. Monetary assets and liabilities denominated in foreign currency are translated based on the period end exchange rate. Realized and unrealized foreign exchange gains and losses are included in the determination of income.

(k) Earnings per share

Diluted net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. Common share equivalents include stock options and warrants as described in Note 10.

EXPRESSED IN CANADIAN DOLLARS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

This method requires that the dilutive effect of convertible securities should be reflected in the diluted earnings per share by application of the 'if-converted' method. The dilutive effect of outstanding call options and warrants issued should be calculated using the treasury stock method. This method assumes that all common share equivalents had been exercised at the beginning of the period (or at time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of common shares during the period.

3. ACQUISITION OF NORTH AMERICAN MINING CORPORATION (PTY) LTD.

Effective February 11, 2001 the Company acquired the remaining 50% of the shares of North American Mining Corporation (PTY) Ltd. ("North American") from its former joint venture partner. The purchase price was satisfied by the issuance of 728,571 common shares of the Company for $947,142, a cash payment of $226,185 (US$150,000) and the settlement of $335,452 due from the former joint venture partner. The business combination has been accounted for by the purchase method. These consolidated financial statements include the operations of North American since February 12, 2001.

The fair value of the net assets of North American (as it relates to the 50% acquired) at the date of acquisition were as follows:

Current assets (net of bank indebtedness of $15,591)	$ 47,102
Current liabilities	(63,456)
	(16,354)
Mineral property	744,562
Capital assets	780,602
Consideration	$ 1,508,810

4. INVENTORY

	2002	2001
Diamonds	$ 427,699	$ 251,290
Stockpiles	38,488	6,503
Fuel, oil and grease	240,609	311,394
Parts and supplies	3,952,784	3,977,278
In transit	363,759	590,598
	$ 5,023,339	$ 5,137,063

Expressed in Canadian dollars

5. MINERAL PROPERTIES

	2002	2001
Producing		
Aredor Concession:		
Acquisition costs	$ 10,427,786	$ 10,427,786
Development expenditures, less recoveries	1,676,894	1,676,894
Less: accumulated depletion	(1,055,603)	(634,414)
	11,049,077	11,470,266
Palmietgat Concession:		
Acquisition costs	2,357,052	2,357,052
Development expenditures, less recoveries	(126,620)	(126,620)
Less: accumulated depletion	(174,189)	(26,173)
	2,056,243	2,204,259
	13,105,320	13,674,525
Non-producing		
Kokong Concession:		
Acquisition of exploration license	36,745	36,745
	36,745	36,745
	$ 13,142,065	$ 13,711,270

Aredor Concession

The Company has the following obligations relating to the Aredor concession.

(a) Payment of a 10% mining tax on the sales value of rough diamonds, a 2% mining tax on the sale of cut diamonds and a 5% mining tax for any gold produced.

(b) The requirement to meet certain mine development targets predominantly based upon processing capacity.

The Company ceased capitalizing development costs net of production revenues on September 30, 1997. If the Company does not satisfy the remaining obligations, the Concession Agreement provides for a 90 day grace period for curing a condition of default; the Concession Agreement is otherwise silent on further action by either party. As a part of the acquisition agreement of the concession, the Company has agreed, if requested, to sell a 10% interest in the concession to residents of Guinea at fair value.

In August 2001, the Company signed a Joint Venture Agreement for the Aredor Kimberlite Project ("AKP") with Rio Tinto Mining and Exploration Limited ("Rio Tinto").

The Agreement grants Rio Tinto an option to earn an undivided forty percent (40%) interest in the AKP by making exploration expenditures totaling US$6,000,000 prior to the third anniversary of the December 15, 2000 Letter of Intent ("Initial Program"). During the term of the Initial Program, Rio Tinto shall make minimum exploration expenditures as follows: US$1,500,000 in Year 1, US$2,000,000 in Year 2 and US$2,500,000 in Year 3. Rio Tinto

EXPRESSED IN CANADIAN DOLLARS

5. MINERAL PROPERTIES (Continued)

may earn an additional undivided 13% interest in the AKP by conducting and completing a feasibility study assessing the economic viability of the AKP within two years. The cost of this study will be solely the responsibility of Rio Tinto. If at the completion of the feasibility study both parties decide to proceed, Rio Tinto shall have the option to earn an additional 5% interest in the AKP for a total of 58% by arranging, subject to the Company's agreement, the provision of the Company's share of such third party debt finance as shall be required in connection with the AKP. The Company's alluvial diamond operations are excluded from the AKP.

In the event that Rio Tinto terminates the option after earning a 40% interest in the AKP, Rio Tinto's interest will be automatically converted into a 3.5% gross proceeds royalty capped at US$15,000,000 which may be purchased by the Company on payment of US$7,500,000.

As a further consideration for granting the option, Rio Tinto shall pay the Company and Aredor shareholders up to US$8,500,000 in cash. The payment schedule is as follows: US$750,000 (received subsequent to June 30, 2002) on signing the Joint Venture Agreement, US$250,000 upon the first anniversary of the Letter of Intent (received subsequent to June 30, 2002), US$500,000 upon the second anniversary of the Letter of Intent, US$500,000 upon the third anniversary of the Letter of Intent, US$2,500,000 upon completion of the feasibility study and US$4,000,000 upon a decision to mine.

The parties have agreed that Rio Tinto shall have the right to market all the diamonds produced from the AKP on arm's length terms under a life-of-mine sales agency agreement in a form to be annexed to the Joint Venture Agreement.

Palmietgat Concession

In May 1999, the Company entered into a Joint Venture Agreement to acquire mineral rights to the Palmietgat farm in the northern province of South Africa. Up to February 11, 2001, the Company had a 50% interest in the joint venture, which developed and operated a kimberlite diamond mine on the acquired property. The Company was obligated under the terms of the Joint Venture Agreement to fund the acquisition and development costs up to US$1,740,000. On February 11, 2001, the Company exercised an initial option to acquire an additional 10% interest in the joint venture for US$150,000 prior to commercial production. On February 11, 2001 the Company also exercised a second option to acquire the remaining 40% for 728,571 common shares of the Company and the settlement of $335,452 due from the former joint venture partner (Note 3).

Kokong Exploration License

In June 1999 the Company acquired four prospecting licenses in the Republic of Botswana. The four licenses grant the right to explore for precious stones in the Kgalagadi District. In April 2000 the Company acquired a fifth prospecting license in the same area. The three-year term of the licenses can be extended or reduced if the Company wishes to abandon the project. During the year ended June 30, 2002, the Company incurred exploration costs of $15,165 (2001 – $327,963) on the Kokong property which were included in operations.

In March, 2002, the Company signed a Joint Venture Agreement for the Kokong Project ("Kokong") with Tinto Botswana Exploration Pty Limited ("Tinto"), a subsidiary of Rio Tinto. The Letter of Understanding confirms the intent of the Company and Tinto to negotiate an Option and Joint Venture Agreement in which Tinto will be granted an option to earn up to a 75% interest in the diamond bearing kimberlite deposits on the Kokong Project. The option is to include the following terms:

EXPRESSED IN CANADIAN DOLLARS

5. MINERAL PROPERTIES (Continued)

(a) Tinto will earn an undivided 65% interest in the property by making US$3,500,000 in exploration expenditure prior to the fourth anniversary of the Letter of Understanding.

(b) Tinto may earn an additional 10% interest in the property by initiating a feasibility study and incurring a further US$5,000,000 of expenditures by the seventh anniversary of the Letter of Understanding.

6. CAPITAL ASSETS

	2002			2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Plant	$ 3,562,443	$ 1,581,614	$ 1,980,828	$ 3,557,851	$ 1,232,288	$ 2,325,563
Mining equipment	10,222,663	5,137,304	5,085,359	9,330,683	3,899,693	5,430,990
Vehicles and light equipment	446,844	232,763	214,080	413,838	170,057	243,781
Office furniture and equipment	461,148	278,038	183,111	453,555	186,880	266,675
	$ 14,693,097	$ 7,229,719	$ 7,463,378	$ 13,755,927	$ 5,488,918	$ 8,267,009

7. CONVERTIBLE LOANS PAYABLE

	2002	2001
Series 1999-A debenture		
Third debenture of $4,225,000 (2001 – $4,225,000)	$ 4,713,909	$ 4,139,806
Series 1999-B debenture		
Debenture of $1,250,000 (2001 – $1,250,000)	1,394,648	1,170,131
Series 2000-A debentures		
First debenture of $1,100,000 (2001 – $1,100,000)	1,227,290	1,100,000
Second debenture of $300,000 (2001 – $300,000)	354,174	317,441
Series 2001-A debentures		
First debenture of $1,100,000 (2001 – Nil)	1,203,236	—
Second debenture of $1,100,000 (2001 – Nil)	1,193,883	—
	10,087,140	6,727,378
Current portion	(10,087,140)	—
Non-current portion	$ —	$ 6,727,378

EXPRESSED IN CANADIAN DOLLARS

7. CONVERTIBLE LOANS PAYABLE (Continued)

SERIES 1999-A DEBENTURE

FIRST AND SECOND DEBENTURES

During the year ended June 30, 2000, the first and second debentures were fully converted into share capital at a price of $1.15 per share, resulting in the issue of 1,152,174 shares.

THIRD DEBENTURE

During the year June 30, 1999 the Company issued a Series A debenture in the principal amount of $4,925,000, repayable December 31, 2000, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000. Each unit consists of a common share and a warrant exercisable for common shares of the Company at $1.15 per share in the first year and $1.32 in the second year. The debenture is secured by a fixed and floating charge on the Company's assets.

During the year ended June 30, 2000, $925,000 face value of the debenture was converted, resulting in the issue of 804,347 shares at a price of $1.15 per share and 804,347 share purchase warrants, exercisable for common shares of the Company at $1.15 in the first year and $1.32 in the second year. Subsequently the amount available to be drawn down was increased by $225,000 to a total value of $4,225,000.

Of the face value of the loan, $800,000 had been classified as an equity component. The liability component of the loan has been fully accreted by June 30, 2002 (2001 – $714,806). During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.

SERIES 1999-B DEBENTURE

During the year June 30, 1999 the Company issued a Series B debenture in the principal amount of $4,925,000, repayable December 31, 2000, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into shares of the Company at a conversion price of $1.15 per unit until April 30, 2000 and $1.40 per unit until December 31, 2000. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

During the year ended June 30, 2001, the Company repaid $2,500,000 of the outstanding loan and $484,330 of the equity component was transferred to additional paid in capital.

At June 30, 2002, $265,676 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 – $185,801). During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.

EXPRESSED IN CANADIAN DOLLARS

7. CONVERTIBLE LOANS PAYABLE (Continued)

SERIES 2000-A1 DEBENTURE

On February 4, 2000 the Company issued a Series 2000-A1 debenture in the principal amount of $1,600,000 repayable June 30, 2001, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.15 per unit until April 30, 2001 and $1.40 per unit until June 30, 2001. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

During the year ended June 30, 2001, the face value of the debenture was reduced to $1,100,000.

At June 30, 2002, $116,747 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 – $116,747). During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.90 per unit until April 1, 2003.

SERIES 2000-A2 DEBENTURE

On February 4, 2000 the Company issued a Series 2000-A2 debenture in the principal amount of $300,000 repayable June 30, 2001, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $1.70 per unit until February 17, 2001 and $1.95 per unit until June 30, 2001. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

At June 30, 2002, $69,969 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002 (2001 – $69,979). During the year ended June 30, 2002, the maturity date of the debenture was extended to April 1, 2003 and the conversion price was increased to $1.95 per unit until February 20, 2003 and $2.20 per unit until April 1, 2003.

SERIES 2001-A1 DEBENTURE

In September 2001 the Company issued a Series 2001-A1 debenture in the principal amount of $1,100,000 repayable August 21, 2003, with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.80 per unit until August 21, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

At June 30, 2002, $149,000 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002.

EXPRESSED IN CANADIAN DOLLARS

7. CONVERTIBLE LOANS PAYABLE (Continued)

SERIES 2001-A2 DEBENTURE

In November 2001 the Company issued a Series 2001-A2 debenture in the principal amount of $1,100,000 repayable October 1, 2003 with interest at 11% per annum. The loan amount (from a company with a common director) was originally convertible into units of the Company at a conversion price of $0.50 per unit until October 1, 2003. Each unit consists of a common share and a warrant exercisable until the earlier of the expiry date of the loan or two years from the date of issue of the warrants and exercisable at the conversion price in the first year and 115% of the conversion price in the second year. The debenture is secured by a fixed and floating charge on the Company's assets and ranks equally with the Series 1999-A3 debenture.

At June 30, 2002, $229,000 of the face value of the debenture has been classified as an equity component that has been fully accreted by June 30, 2002.

During the year ended June 30, 2002, the Company amended and restated the Series 1999-A3 debenture, the Series 1999-B debenture, the Series 2000-A1 debenture and the Series 2000-A2 debenture previously issued so that they are in substantially the same form as the recent Series 2001-A1 and A2 debentures. The charging clauses in the debentures issued in 1999 and 2000 did not grant the lender the security over the Company's personal property that both the Company and the lender had intended to be granted. As a condition of the lender's agreement to advance the loan secured by the Series 2001-A2 debenture, the lender required that the prior debentures be amended and restated. The amendments to the prior debentures include amendments to the security charging clauses, the provisions relating to realization procedures, and other amendments made for administration convenience. The prior debentures were also amended to extend the due date for payment to October 1, 2002 as requested by the Company and to reflect the effect of the extension on the conversion provisions. In February 2002, the Company arranged for the extension of the maturity date of various debentures from October 1, 2002 to April 1, 2003.

WAIVER OF NON-PAYMENT OF INTEREST

Under the terms of the debentures, interest at 11% per annum is payable monthly in arrears. At June 30, 2002, $1,213,640 of accrued but unpaid interest is included in convertible notes payable. The Company has obtained a waiver of non-payment of interest from the lender through June 30, 2002 and prospectively through to January 1, 2003. Interest will continue to accrue on each note at 11% per annum, compounded monthly.

Because the default for non-payment of interest has not been granted prospectively for a period at least 12 months from June 30, 2002, all debt secured by the debentures has been classified as a current liability.

EXPRESSED IN CANADIAN DOLLARS

8. OBLIGATIONS UNDER CAPITAL LEASE

Included in capital assets is mining equipment that the Company has acquired pursuant to a three-year lease agreement terminating on December 15, 2003. The rate of interest in terms of the lease agreement is 8.46%. Future minimum lease payments are as follows:

	2002	2001
2001	$ —	$ 340,217
2002	340,217	340,217
2003	170,109	170,109
Total minimum lease payments	510,326	850,543
Less interest portion	40,305	98,100
Present value of capital lease obligation	470,021	752,443
Current portion	282,742	282,742
Non-current portion	$ 187,279	$ 469,701

9. NON-CONTROLLING INTEREST

Non-controlling interest represents the interests in the net assets of Aredor FCMC S.A. ("Aredor") attributable to the 15% equity interest of Aredor not owned by the Company.

Non-controlling interest		
Balance, beginning of year	$ 385,022	$ 495,358
15% interest in capitalization of advance by the Company to Aredor FCMC S.A.	894,175	—
Share of net loss of Aredor FCMC S.A. for the year	(347,973)	(110,336)
	$ 931,224	$ 385,022

Under the laws of the Republic of Guinea, the Company was required to rectify a shareholders' deficiency by capitalizing US$4,320,891 of its advance to Aredor FCMC S.A. (Aredor) at December 31, 2001. As a result, a loss on dilution of a subsidiary in the amount of $894,175 (US$648,000) was recognized in the current year, with a corresponding increase in the non-controlling interest.

EXPRESSED IN CANADIAN DOLLARS

10. SHARE CAPITAL

(a) AUTHORIZED

100,000,000 common shares with no par value

(b) ISSUED AND OUTSTANDING

	NUMBER OF COMMON SHARES	AMOUNT
Issued and outstanding at June 30, 1999	15,333,892	$ 15,228,547
Conversion of debentures (Note 7)	1,956,521	2,508,334
Exercise of employee stock options	88,000	74,800
Issued and outstanding at June 30, 2000	17,378,413	17,811,681
Issued on acquisition of subsidiary	728,571	947,142
Exercise of employee stock options	10,000	8,500
Own shares held	(826,000)	(1,006,329)
Outstanding at June 30, 2001	17,290,984	17,760,994
Recognition of premium on cancellation of own shares (Note 10 (c))	—	150,679
Issued and outstanding at June 30, 2002	17,290,984	$ 17,911,673

(c) During the year ended June 30, 2001, the Company entered into a normal course issuer bid for the purchase of its common stock through the facilities of the Toronto Venture Exchange. Purchases were not to exceed 869,420 common shares over a 12 month period ending July 25, 2001 at market price. As at June 30, 2001, the Company had purchased 826,000 shares for $1,006,329. In July 2001 the 826,000 shares were cancelled and the premium of $150,679 paid on the purchase of the shares was charged to the deficit

(d) SHARE PURCHASE OPTIONS

At June 30, 2002, there were 1,374,000 options outstanding under the Company's stock option plan. Under the Toronto Venture Exchange ("TSX-V") policies, the Company can grant stock options to purchase up to 10% of the outstanding common shares of the Company. The options are exercisable for a period of five years from the date of grant and the exercise price cannot be less than the last price on the TSX-V immediately preceding the grant of the option less a sliding scale discount permitted by the TSX-V. The Board of Directors determines at the date of grant the time at which any option may vest.

EXPRESSED IN CANADIAN DOLLARS

10. SHARE CAPITAL (Continued)

The following table summarizes stock option activity for each of the years in the three year period ended June 30, 2002:

	Number of Shares	Weighted Average Price per Share
Balance, June 30, 1999	1,450,000	0.86
Granted	180,000	1.49
Cancelled	(20,000)	0.97
Exercised	(88,000)	0.85
Balance, June 30, 2000	1,522,000	0.94
Granted	70,000	1.30
Cancelled	(30,000)	1.70
Exercised	(10,000)	0.85
Balance, June 30, 2001	1,552,000	0.94
Granted	407,000	0.40
Cancelled	(585,000)	0.88
Exercised	—	—
Balance, June 30, 2002	1,374,000	$ 0.80

As at June 30, 2002, the following stock options were outstanding and exercisable:

Number of Shares	Expiry date	Exercise Price
352,000	July 25, 2002	$ 0.85
45,000	July 25, 2002	1.17
190,000	April 1, 2003	0.85
115,000	August 28, 2003	0.85
30,000	August 28, 2003	1.00
50,000	January 7, 2004	0.85
20,000	August 26, 2004	1.00
35,000	February 7, 2005	1.15
55,000	March 17, 2005	1.70
25,000	June 20, 2005	1.60
50,000	February 8, 2006	1.30
407,000	April 24, 2007	0.40
1,374,000		

EXPRESSED IN CANADIAN DOLLARS

10. SHARE CAPITAL (Continued)

(e) SHARE PURCHASE WARRANTS

The following table summarizes warrant activity for each of the years in the three year period ended June 30, 2002:

	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE
Balance, June 30, 1999	5,536,250	2.30
Issued (Note 9)	1,956,521	1.15
Balance, June 30, 2000	7,492,771	2.00
Cancelled or expired	(7,492,771)	2.00
Balance, June 30, 2001 and 2002	—	$ —

11. DIRECT COST OF PRODUCTION OF DIAMOND SALES

Opening inventory	$ 5,137,063	$ 3,991,261	$ 3,220,966
Guinean mining tax (10% of rough diamond sales)	1,288,214	1,551,942	2,241,575
Fuel, labour, parts and supplies, other	10,826,962	13,177,748	10,471,805
Foreign exchange loss (gain)	140,130	(338,611)	(180,421)
Reclamation	109,242	115,203	164,495
Less: closing inventory	(5,023,339)	(5,137,063)	(3,991,261)
	$ 12,478,272	$ 13,360,480	$ 11,927,159

EXPRESSED IN CANADIAN DOLLARS

12. EQUITY COMPONENT OF CONVERTIBLE LOANS PAYABLE

Convertible loans payable are segregated into their debt and equity components at the date of issue. The financial liability component, representing the value allocated to the liability at inception, is included in convertible loans payable. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares and share purchase warrants issuable on conversion, is classified in shareholders' equity as "Equity component of convertible loans payable". These components have been measured at their respective fair values on the date the convertible debentures were issued.

The components of the convertible instruments at June 30, 2002 and 2001 were as follows:

Debt component	$ 10,087,140	$ 6,727,378
Equity component	1,630,395	1,252,395
Additional paid-in capital (Note 7)	484,330	484,330
Less: accretion to date	(2,114,725)	(1,571,663)
Face value of convertible loans	$ 10,087,140	$ 6,892,440

Over the term of the debentures, the debt component was being accreted to the face value of the instrument by the recording of an additional finance costs. At June 30, 2002, all unamortized equity component of the convertible loans payable was accreted to the face value of the instrument as a result of non-payment of interest.

13. COMMITMENTS

(a) The Company is obligated under a lease for office premises and marketing agreements. The net commitments are as follows:

YEAR ENDING JUNE 30,	
2003	$ 65,664
2004	38,304
	$ 103,968

(b) The Company is obligated under the terms of the Aredor concession agreement to pay US$40,000 per month for rental of equipment and other assets situated on the concession during the tenancy of the concession. At June 30, 2002, the Company had withheld 16 months' rent (US$640,000, which is included as a liability) pending resolution of US$862,000 in value added tax refunds due to the Company from the Guinea Ministry of Finance.

(c) The Company is obligated under certain employment and management agreements. The Company has entered into a management agreement with a Company owned by a director and the President of the Company for an annual fee of US$120,000. Employment agreements provide for payments of up to eighteen month's salary on the termination of certain senior officers' employment.

EXPRESSED IN CANADIAN DOLLARS

14. RELATED PARTY TRANSACTIONS

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

(a) management fees of $457,396 (2001 – $518,577; 2000 – $507,056) were paid during the year ended June 30, 2002 to directors or shareholders of the Company (or its subsidiaries) or companies controlled by them.

(b) accounts receivable of $44,084 (2001 – $16,884) due from a company with a common director.

Management fees are agreed between the parties and approved by the Board of Directors.

15. SEGMENTED INFORMATION

The Company operates in one industry segment, that being the acquisition, exploration, development and operation of diamond and mineral properties.

The Company currently operates in four geographic areas. The Company's revenues are derived from its operations as follows:

	[illegible]	[illegible]	[illegible]
Republic of Guinea	$ 12,882,113	$ 15,519,412	$ 22,415,756
South Africa	1,466,558	409,516	—
Canada	16,484	242,220	190,628
	$ 14,365,155	$ 16,171,148	$ 22,606,384

Credit risk concentration with respect to accounts receivable is limited as no terms of credit are extended for the Company's diamond sales.

The location of the Company's long lived assets is as follows:

	[illegible]	[illegible]
Republic of Guinea	$ 17,178,559	$ 18,126,426
South Africa	3,303,741	3,715,244
Canada	86,398	99,864
Botswana	36,745	36,745
	$ 20,605,443	$ 21,978,279

Expressed in Canadian dollars

16. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Auditing and legal	$ 247,154	$ 202,088	$ 131,055
Management fees	457,396	518,577	507,056
Investor relations	279,915	312,195	491,039
Consulting fees	226,790	373,088	302,837
Rent	173,722	179,390	173,755
Communications	179,744	68,176	85,474
Travel	285,965	461,573	390,318
Salaries and wages	1,056,511	1,395,608	1,183,899
Diamond sales commissions and export taxes	409,263	168,971	110,112
Office and other	232,936	264,546	266,559
Cost recoveries	(109,964)	(174,189)	(26,414)
	$ 3,439,432	$ 3,770,023	$ 3,615,688

17. CASH FLOW INFORMATION

(a) Changes in non-cash working capital items

Accounts receivable and prepaids	$ (153,701)	$ (508,504)	$ 124,149
Advances to affiliates	(27,200)	(6,153)	25,341
Inventory	113,724	(1,080,497)	(770,295)
Due from Joint Venture partner	—	(88,122)	—
Accounts payable	(554,060)	412,961	(12,132)
Accrued liabilities	93,944	775,156	(553,899)
Income taxes payable	4,000	(194,000)	158,000
	$ (523,293)	$ (689,159)	$ (1,028,836)

(b) Supplementary cash flow information

Interest paid	$ 93,138	$ 4,365	$ 70,194
Income taxes paid	—	—	—

Expressed in Canadian dollars

18. FINANCIAL INSTRUMENTS

(a) Fair value

The fair value of the Company's cash and cash equivalents, accounts receivable, advances to affiliates, accounts payable, accrued liabilities and obligations under capital lease were estimated to approximate their carrying values. Due to the short term to maturity and the non-arm's length basis of the transactions, the fair value of the convertible debentures is not determinable.

(b) Financial risk

Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

(c) Credit risk

Credit risk concentration with respect to accounts receivable is limited as no terms of credit are extended for the Company's diamond sales.

19. FUTURE INCOME TAXES

The reported income tax provision differs from the amount computed by applying the Canadian basic statutory rate to the net income (loss) before income taxes. The reasons for this difference and the related tax effect are as follows:

Canadian basic statutory tax rate	40.0%	45.0%	45.0%
Expected income tax recovery (expense)	$ 2,056,000	$ 2,255,000	$ (1,487,000)
Adjustment to provision due to lower foreign tax rate	(444,000)	(1,234,000)	1,307,000
Effect of changes in the valuation allowance	—	(268,000)	—
Tax losses not recognized in the period that the benefit arose	(318,000)	(1,041,000)	—
Over-provision of taxation in prior years	—	208,000	—
Accretion expense not deductible for tax	(217,000)	(362,000)	(278,000)
Dilution loss not deductible for tax	(45,000)	—	—
Other	(54,000)	(2,000)	15,000
Income tax provision	$ 978,000	$ (444,000)	$ (443,000)

EXPRESSED IN CANADIAN DOLLARS

19. FUTURE INCOME TAXES (Continued)

Future income taxes result primarily from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the Company's future tax assets and liabilities are as follows:

Future income tax assets:		
Net operating tax losses carried forward	$ 5,959,000	$ 4,278,000
Valuation allowance for future income tax assets	(2,756,000)	(2,103,000)
Net future income tax assets	3,203,000	2,175,000
Future income tax liabilities:		
Book value of assets in excess of tax value	(5,209,000)	(5,163,000)
Future income tax, net	$ (2,006,000)	$ (2,988,000)

At June 30, 2002 the Company had the following loss carry-forwards available for tax purposes:

	AMOUNT	EXPIRY
Canada	$ 4,456,000	2003 – 2009
Republic of Guinea	9,149,000	2004 – 2007
South Africa	1,237,000	indefinite
Netherland Antilles	6,000	indefinite
British Virgin Islands	9,000	indefinite
	$ 14,857,000	

20. SUBSEQUENT EVENTS

Subsequent to June 30, 2002 the Company borrowed US$325,000 from a company with a common director. The loan is due on demand, bears interest at 11% and is unsecured.

DIRECTORS:

Lutfur Rahman Khan
Dr. Asif A. Syed
Arshad Mahmood
Timothy Hoar, L.L.B.
Dr. Waseem Rahman

SENIOR MANAGEMENT:

VANCOUVER

Lutfur Rahman Khan
President & Chief Executive Officer

Hamish Malkin, CA
Chief Financial Officer

Dr. Waseem Rahman
Vice-President, Administration

Dr. Karl Schimann, Ph.D., P.Geo.
Vice-President, Operations

Warren Robb, P.Geo., B.Sc.
Vice-President, Investor Relations

Omair Choudhry, MBA
Asst. Vice-President, Finance & Personnel

AREDOR FCMC

Khalil Rahman, M.Sc.
Director General

Nadeem Rahman Khan
General Manager

Christopher Moleski, P.Eng.
Mine Manager

Mahmoud Diallo, B.Sc.
Mining Engineer

Nasir M. Rana, M.Sc.
Plant Production

Len Demelt
Maintenance Manager

Jahangir Mirza
Maintenance & Planning

A. Bari, B.Sc.
Manager, Mine Security

Dr. Ben Kieta
Medical Officer

HEAD OFFICE:

Suite 502 – 815 Hornby St., Vancouver,
British Columbia, Canada V6Z 2E6
Tel: 604-684-2401 Fax: 604-684-2407
Toll Free: 1-888-273-3671

CONAKRY OFFICE:

P.B. 182, Conakry, Republic of Guinea
Tel: 011-224-11-253-134 Fax: 224-453-858

MINE SITES:

Gbenko, Republic of Guinea
Tel: 011-871-761-484-025

Warmbaths, South Africa
Tel: 011-27-14-736-4711

AUDITORS:

Deloitte & Touche, Chartered Accountants
2100 – 1055 Dunsmuir Street
Vancouver, British Columbia, Canada V7X 1P4

LEGAL COUNSEL:

Edwards Kenny and Bray
Barristers & Solicitors
19th Floor – 1040 West Georgia Street
Vancouver, British Columbia V6E 4H3
Tel: 604-689-1811
Fax: 604-689-5177

Eiseman Levine Lehrhaupt & Kakoyiannis
845 Third Avenue
New York, NY, 10022
Tel: 212-752-1000
Fax: 212-355-4508
Contact: Joseph Sierchio

TRANSFER AGENT:

Pacific Corporate Trust
10th Floor, 820 Howe Street
Vancouver, BC V6C 3B8

INVESTOR INFORMATION:

Investor Relations Department
Telephone: 604-684-2401
Facsimile: 604-684-2407
E-mail: tmi@trivalence.com
Website: www.trivalence.com

HEAD OFFICE

Suite 502 – 815 Hornby Street
Vancouver, British Columbia
Canada V6Z 2E6
Tel: 604-684-2401
Fax: 604-684-2407
Toll Free: 1-888-273-3671
E-mail: tmi@trivalence.com
Website: www.trivalence.com

TRIVALENCE MINING CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS
NOVEMBER 21, 2002

NOTICE IS HEREBY GIVEN THAT the Annual General and Special Meeting of the members of Trivalence Mining Corporation (the "Company") will be held in the Port McNeill Room, Sheraton Vancouver Wall Centre, 1088 Burrard Street, Vancouver, British Columbia, at 2:30 p.m. on Thursday, November 21, 2002, for the following purposes:

1. to have placed before the meeting the directors' report, the audited financial statements of the Company for the fiscal year ended June 30, 2002 and the report of the auditors thereon;

2. to elect five (5) directors;

3. to reappoint Deloitte & Touche LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to fix their remuneration;

4. to approve a stock option plan for the Company; and

5. to transact such other business as may properly come before the meeting or any adjournment thereof.

The directors' report, the audited financial statements for the fiscal year ended June 30, 2002 and the auditors' report thereon are included in the Company's 2002 Annual Report delivered herewith.

Members who are unable to attend the meeting in person are requested to date and sign the enclosed form of proxy and return it to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 by the last business day preceding the date of the meeting or any adjournment thereof or deposit same with the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the vote on which it is to be exercised.

Dated this 22nd day of October, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Lutfur Rahman Khan"
Lutfur Rahman Khan
Chairman of the Board of Directors

INFORMATION CIRCULAR

This Information Circular accompanies the Notice of Annual General and Special Meeting of the members of Trivalence Mining Corporation (the "Company") to be held at 2:30 p.m. on Thursday, November 21, 2002 (the "meeting"), and is furnished in connection with the solicitation of proxies by management for use at that meeting and any adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxies are being solicited by the management of the Company. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company. The Company may reimburse shareholders' nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of the solicitation will be borne by the Company.

EXECUTION AND REVOCATION OF PROXIES

The execution of a proxy shall be by the member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies must be deposited at the office of the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 by the last business day preceding the date of the meeting or any adjournment thereof or with the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the vote on which it is to be exercised. **A member has the right to appoint a person (who need not be a member) to represent him at the meeting, other than the persons named in the enclosed proxy. Such right may be exercised by inserting the name of such other person in the blank space provided in the proxy and striking out the names of the management's proposed proxyholders therein.**

Any member returning an enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company at 1900 - 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H3 at any time up to and including the last business day preceding the day of the meeting or any adjournment thereof at which the proxy is to be used or to the chairman of the meeting on the day of the meeting or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

VOTING OF PROXIES

The shares represented by proxies in favour of management nominees will, if the instructions are certain, be voted on any poll and, where a choice with respect to the matter to be acted upon has been specified in the form of proxy, will be voted in accordance with the specification so made. **Where no choice is specified, such shares will be voted on a poll in favour of each matter specifically described in the enclosed proxy.**

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to the matters identified in the Notice of Annual General and Special Meeting and such other matters as may properly come before the meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters which may come before the meeting.

Pursuant to section 111 of the B.C. *Company Act* (the "*Company Act*"), advance notice of the meeting was published in The Vancouver Sun on September 25, 2002.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized and Issued Capital

The authorized capital of the Company consists of 100,000,000 common shares without par value. On October 7, 2002, the Company had 17,290,984 shares outstanding and entitled to be voted at the meeting.

Members are entitled to receive notice of and to attend meetings of members of the Company. At such meetings, each member is entitled to cast one (1) vote per share.

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially owned, directly or indirectly, or had control or direction over, more than 10% of the outstanding voting shares of the Company as at October 7, 2002:

Owner	Number of Shares	Percentage of Outstanding Shares
CDS & Co.[1]	6,790,258	39.27%
Lutfur Rahman Khan[2]	7,045,177	40.74%
Pacwest Resources Ltd.[3]	3,045,902	17.62%
Waseem Rahman	2,468,258	14.27%

1. The beneficial ownership of these shares is not known.
2. Of which 3,045,902 shares are beneficially owned by Pacwest Resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,455,432 shares are beneficially owned by Larnite Capital Corporation and 1,439,365 shares are beneficially owned by Mr. Khan.
3. Controlled by Lutfur Rahman Khan, the President and Chief Executive Officer and a director of the Company.

Only members of record on October 7, 2002, will be entitled to vote at the meeting. Those members desiring to vote at the meeting by proxy must deliver the applicable form of proxy to the Company's transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8 by the last business day preceding the date of the meeting or any adjournment thereof or deposit same with the chairman of the meeting on the day of the meeting or any adjournment thereof, prior to the vote on which it is to be used.

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of members or until their successors are elected or appointed. The number of directors is presently fixed at five (5). The management of the Company proposes to nominate the persons listed below for election as directors of the Company. Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the election of directors, shares represented by proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees herein listed. **The management does not contemplate that any of the nominees will be unable to serve as a director.**

The nominees for the office of director and information concerning them as furnished by the individual nominees are as follows:

Name, Municipality of Ordinary Residence and Office Now Held	Principal Occupations During the Past Five Years	Date first became a Director of the Company	Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed[1]
Lutfur Rahman Khan President, Chief Executive Officer, Director and Chairman of the Board Richmond, British Columbia	President and Chief Executive Officer of the Company since November, 1994; President of Larnite Capital Corporation since 1989; President of State Petroleum Corp. from Nov. 1991 to May 1994 and from Dec. 1995 to Oct. 1998; Chairman of Arakis Energy Corp. from Dec. 1995 to Oct. 1998; Director of International Sovereign Energy Corp. from Sept. 1996.	March 16, 1994	7,045,177[2]

Dr. Asif A. Syed Director West Vancouver, British Columbia	Clinical Associate and Professor of Pathology at the University of British Columbia from 1963 to June 1997; Director of Arakis Energy Corporation from Sept. 1996 to Oct. 1998; Director of International Sovereign Energy Corp. from Sept. 1997 to June 2002.	March 16, 1997	367,460
Dr. Waseem Rahman Vice-President, Administration and Director Richmond, British Columbia	Self employed businessman as a investor in oil, gas and mining sectors since 1994; Director of International Sovereign Energy Corp. since Sept. 1997; Director of Falcon Oil and Gas since 1999.	November 15, 1996	2,468,258(3)
Timothy S. Hoar Director Calgary, Alberta	Partner in the law firm ProVenture Law, Barristers & Solicitors since Oct. 1, 1998; prior thereto, partner in the law firm Hoar, Lee & Boers since Aug. 1994; Director of Arakis Energy Corp. from July 1997 to 1998.	December 15, 1997	100,000(4)
Arshad Mahmood Director Calgary, Alberta	President of CISL, a private investment company. Mr. Mahmood has twenty years international business experience in construction and finance.	November 16, 2000	Nil(5)

1. As at October 7, 2002.

2. Of which 3,045,902 shares are beneficially owned by Pacwest Resources Ltd., 1,104,478 shares are beneficially owned by Larnite Corporation (Pvt) Ltd., 1,455,432 shares are beneficially owned by Larnite Capital Corporation and 1,439,365 shares are beneficially owned by Mr. Khan. Mr. Khan also holds options to purchase 180,000 shares of the Company at $0.40 per share expiring April 24, 2007.

3. Dr. Rahman also holds options to purchase 20,000 shares of the Company at $0.85 per share expiring August 28, 2003 and 40,000 shares of the Company at $0.40 per share expiring April 24, 2007.

4. Mr. Hoar also holds options to purchase 50,000 shares of the Company at $0.85 per share expiring April 1, 2003.

5. Mr. Mahmood holds options to purchase 30,000 shares of the Company at $1.30 per share expiring February 8, 2006.

The Company does not have an executive committee of its Board of Directors. The Company is required to have an audit committee, the members of which are Dr. Asif A. Syed, Timothy Hoar and Arshad Mahmood.

APPOINTMENT OF AUDITORS

The shareholders will be asked to vote for the reappointment of Deloitte & Touche LLP, Chartered Accountants, of Four Bentall Centre, 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia as auditors of the Company and to authorize the directors to fix their remuneration. Deloitte & Touche LLP were appointed as auditors of the Company in 1996. Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the appointment of auditors, shares represented by proxies given pursuant to the solicitation by the management of the Company will be voted for the reappointment of Deloitte & Touche LLP and for authorizing the directors to fix their remuneration.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth, for the periods indicated, the compensation during such periods earned by the Company's President and Chief Executive Officer and by those other executive officers who were serving as executive officers on June 30, 2002 and whose total salary and bonus exceeded $100,000 in any such period (the "Named Executives").

SUMMARY COMPENSATION TABLE

Name and Position	Fiscal Year Ending June 30	Annual Compensation			Long-Term Compensation			All Other Compen-sation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Lutfur Rahman Khan President and CEO	2002	Nil	Nil	$125,417[(1)]	180,000	Nil	Nil	Nil
	2001	Nil	Nil	$182,373[(1)]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	$176,225[(1)]	Nil	Nil	Nil	Nil
Hamish Malkin Chief Financial Officer	2002	120,000	Nil	Nil	30,000	Nil	Nil	Nil
	2001	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,000	Nil	Nil	Nil	Nil	Nil	Nil
Dr. Karl Schimann Vice President, Operations	2002	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2001	120,000	Nil	Nil	Nil	Nil	Nil	Nil
	2000	120,000	Nil	Nil	Nil	Nil	Nil	Nil

1. These amounts are management fees paid during the periods indicated by the Company to Larnite Capital Corporation ("Larnite Capital"), a private company owned by Lutfur Rahman Khan, for the services of Mr. Khan as President and Chief Executive Officer of the Company. A management contract between the Company and Larnite Capital expired on May 20, 2002. A new contract was signed by the Company and Larnite Capital on June 10, 2002.

Options and SARs

The Company grants incentive stock options from time to time to the executive officers of the Company. During the financial year ended June 30, 2002, incentive stock options were granted to Lutfur Rahman Khan to purchase 180,000 shares of the Company at $0.40 per share and to Hamish Malkin to purchase 30,000 shares of the Company at $0.40 per share. No grants of stock appreciation rights ("SARs") were made to any of the Named Executives during the financial year ended June 30, 2002.

The following table sets forth the particulars of options to purchase securities of the Company exercised during the financial year ended June 30, 2002 by the Named Executives, the aggregate value realized on such exercises, unexercised options as at June 30, 2002 and the value of unexercised options as at that date.

AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
JUNE 30, 2002, AND FINANCIAL YEAR END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-end (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-end ($) Exercisable/ Unexercisable
Lutfur Rahman Khan	Nil	Nil	Exercisable 140,000 Shares (1) Unexercisable 90,000 Shares	Exercisable $40,500 Unexercisable $40,500
Hamish Malkin	Nil	Nil	Exercisable 70,000 Shares (2) Unexercisable 15,000 Shares	Exercisable $6,750 Unexercisable $6,570
Dr. Karl Schimann	Nil	Nil	Exercisable 85,000 Shares (3) Unexercisable Nil	Exercisable Nil Unexercisable Nil

1. Of which 50,000 expired on July 25, 2002.
2. Of which 20,000 expired on July 25, 2002.
3. Of which 50,000 expired on July 25, 2002.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into a management contract effective May 20, 1999 with Larnite Capital Corporation, a private company owned by Lutfur Rahman Khan. This contract set forth the annual management fee to be paid for Mr. Khan's services as President and Chief Executive Officer of the Company. The contract expired on May 20, 2002. A new contract was signed by the Company and Larnite Capital on June 10, 2002. Upon termination without cause, salary and benefits will be payable for a period of eighteen months.

The Company has entered into an employment agreement with Hamish Malkin. This agreement sets forth the annual base salary and benefits to which he is entitled during the term of his employment as Chief Financial Officer of the Company. The agreement may be terminated without cause upon three months' notice.

The Company has entered into an employment agreement with Dr. Karl Schimann. This agreement sets forth the annual base salary and benefits to which he is entitled during the term of his employment as Vice

President, Operations of the Company. The agreement may be terminated without cause upon twelve months' notice.

COMPENSATION OF DIRECTORS

An aggregate of $2,700 in cash compensation was paid to directors of the Company for services as directors during the financial year ended June 30, 2002.

The Company grants incentive stock options from time to time to the directors of the Company. During the financial year ended June 30, 2002, incentive stock options were granted to Lutfur Rahman Khan to purchase 180,000 shares of the Company at $0.40 per share and to Dr. Waseem Rahman to purchase 40,000 shares of the Company at $0.40 per share.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the last completed financial year, no director, executive officer, senior officer or proposed nominee for election as a director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPROVAL OF STOCK OPTION PLAN

General

The Company from time to time grants incentive stock options to directors, senior officers and employees of the Company and its subsidiaries as an incentive to induce them to make a maximum contribution to the Company's success. Such options are granted in accordance with the applicable requirements of the TSX Venture Exchange (the "Exchange"). In the past, listed companies were not required to have formal stock option plans in order to grant incentive stock options. However, the Exchange now requires listed companies to adopt formal stock option plans before granting further options.

Shareholders will be asked at the meeting to approve the Trivalence Mining Corporation 2002 Stock Option Plan (the "Option Plan"). The Option Plan has been adopted by the Board of Directors of the Company subject to Exchange acceptance and shareholder approval. The Exchange has accepted the Option Plan. Shareholder approval of the Option Plan is sought in order to comply with the requirements of the Exchange.

Certain Features of the Option Plan

A copy of the Option Plan is annexed to this information circular as Schedule 1. The Shareholders will be asked to approve the Option Plan in the form so annexed, subject to such changes, if any, as may be required by the Exchange. Reference is made to the Option Plan for a complete statement of its terms and conditions. Certain features of the Option Plan are summarized below.

Eligibility

The optionee must at the time of the grant be a director, senior officer, employee, management company employee or consultant of the Company or a subsidiary of the Company, or a company wholly-owned by any of the foregoing.

Number of Shares

The number of Company shares that may be reserved for issuance as incentive stock options, whether granted under the Option Plan or otherwise, must not exceed (a) in the aggregate, 10% of the Company's outstanding shares from time to time; (b) in the case of options granted in any 12 month period to any one individual, 5% of the Company's issued shares; (c) in the case of options granted in any 12 month period to any one consultant, 2% of the Company's outstanding shares; and (d) in the case of options granted in any 12 month period to any one person engaged in investor relations activities, 2% of the Company's outstanding shares; in each case calculated at the time of the grant.

Exercise Price

The minimum exercise price must not be less than the last daily closing price of the Company's shares on the Exchange on the last day on which a board lot was traded prior to the time of the grant, less a discount ranging from 15% to 25% depending upon the amount of the closing price.

Term

The term of an option must not exceed ten years.

Assignment and Transfer

All options are non-assignable and non-transferrable.

Exercise

No option may be exercised after the expiry of the term. An option may only be exercised while the optionee (or, if the optionee is an eligible company, its owner) is a director, officer, employee, management company employee or consultant of the Company or any of its subsidiaries or within 90 days thereafter, except in the case of disability, retirement with the consent of the board of directors or death, in which case the option may be exercised within one year thereafter.

Reduction in Exercise Price

Disinterested shareholder approval must be obtained for any reduction in the exercise price of an option if the optionee is an insider of the Company at the time of the proposed reduction.

Proposed Resolution

The Exchange requires that the Option Plan be approved by ordinary resolution passed by a majority of the votes cast. Shareholders will be asked at the meeting to consider, and if thought appropriate, to pass a resolution in substantially the following form:

> "RESOLVED, as an ordinary resolution, that the Trivalence Mining Corporation 2002 Stock Option Plan be and the same is hereby approved in the form annexed to the Information Circular for this meeting as Schedule 1, with such changes, if any, as may be required by the TSX Venture Exchange."

Unless otherwise instructed, or unless the shareholder's instructions are uncertain as they relate to the proposed resolution, shares represented by proxies given pursuant to the solicitation by the management of the Company will be voted in favour of the resolution.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by persons other than the directors and senior officers of the Company and its subsidiaries. The services of Lutfur Rahman Khan as President and Chief Executive Officer of the Company are provided through Larnite Capital Corporation ("Larnite Capital"), a private company owned by Mr. Khan, under a management contract between the Company and Larnite Capital.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed financial year, no insider of the Company or any proposed nominee for election as a director of the Company or any associate or affiliate of such insider or proposed nominee has had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATTERS TO BE ACTED UPON

The directors and senior officers of the Company are eligible for grants of options under the Option Plan and therefore have an interest in the approval of the Option Plan. Except as disclosed herein, no insider of the Company or proposed nominee for election as a director of the Company or any associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the meeting.

OTHER MATTERS TO BE ACTED UPON

The management knows of no matters to come before the meeting of shareholders other than those referred to in the Notice of Meeting. Should any other matters properly come before the meeting, the shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxies.

APPROVAL OF THE BOARD OF DIRECTORS

Except as otherwise indicated, the information contained herein is given as of the 22nd day of October, 2002. The contents of this Information Circular and the sending thereof to the members of the Company have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD

"Lutfur Rahman Khan"
Lutfur Rahman Khan
Chairman of the Board of Directors

October 22, 2002
Vancouver, British Columbia

PROXY FOR ANNUAL GENERAL AND SPECIAL MEETING OF TRIVALENCE MINING CORPORATION

This proxy is solicited by management of Trivalence Mining Corporation.

The undersigned member of **TRIVALENCE MINING CORPORATION** (the "Company") hereby appoints Lutfur Rahman Khan or failing him, Waseem Rahman, or failing him, ______________ ________________, to attend and act for and on behalf of the undersigned at the Annual General and Special Meeting of the members of the Company to be held in the Port McNeill Room, Sheraton Vancouver Wall Centre, 1088 Burrard Street, Vancouver, British Columbia at 2:30 p.m. on Thursday, November 21, 2002, and at any adjournment thereof. The undersigned hereby revokes any proxy previously given for the shares represented by this proxy to attend and vote at the said meeting and specifically directs that the shares represented by this proxy are to be voted as indicated below:

1. **ELECTION OF DIRECTORS**

Electing the following persons as directors of the Company:

Lutfur Rahman Khan	For_______	Withhold_______
Dr. Asif Ali Syed	For_______	Withhold_______
Dr. Waseem Rahman	For_______	Withhold_______
Timothy Hoar	For_______	Withhold_______
Arshad Mahmood	For_______	Withhold_______

2. **APPOINTMENT OF AUDITORS**

Reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration.

For_______ Withhold_______

3. **APPROVAL OF STOCK OPTION PLAN**

Approving the Trivalence Mining Corporation 2002 Stock Option Plan in the form annexed as Schedule 1 to the Information Circular for the meeting, with such changes, if any, as may be required by the TSX Venture Exchange.

For_______ Against_______

The shares represented by this proxy will, if the instructions are certain, be voted on any poll and, where a choice is specified, will be voted on any poll in accordance with the specifications so made. **Where no choice is specified, the shares represented by this proxy will be voted in favour of each matter referred to herein.**

This proxy confers discretionary authority to vote in respect of any amendment to or any variation of any of the matters identified in the Notice of Annual General and Special Meeting,

and such other matters which may properly come before the meeting, in such manner as the proxyholder in his or her judgment may determine.

The member has the right to appoint a person (who need not be a member) to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the name of such other person in the blank space provided and striking out the names of the management's proposed proxyholders herein.

DATED this ______ day of __________, 2002.

____
Signature of Member

____
Member (PLEASE PRINT)

NOTES:

1. **A proxy to be valid must be dated and signed by the member or by his attorney authorized in writing or where the member is a corporation by a duly authorized and appointed officer, or attorney, of the corporation. If the proxy is executed by an attorney for an individual member or by an officer or attorney of a corporate member, the instrument so empowering the officer or attorney, as the case may be, or a notarial copy thereof, must accompany the proxy instrument.**

2. **A proxy to be effective must be deposited at the offices of Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 by mail or by fax at (604) 689-8144 no later than the last business day prior to the date of the meeting or with the Chairman of the meeting at any time prior to the vote on which it is to be exercised.**

SCHEDULE 1

TRIVALENCE MINING CORPORATION
2002 STOCK OPTION PLAN
November 21, 2002

1. **The Plan**

A Stock Option Plan (the "Plan") for directors, officers, employees and consultants of Trivalence Mining Corporation (the "Corporation") and its subsidiaries to purchase authorized but unissued common shares of the Corporation ("Common Shares") shall be established on the terms and conditions hereinafter set forth. The Plan shall be effective from and after the date (the "Effective Date") upon which it has been accepted by the TSX Venture Exchange and approved by the shareholders of the Corporation.

2. **Purpose**

The purpose of the Plan is to promote the profitability and growth of the Corporation by facilitating the efforts of the Corporation and its subsidiaries to attract and retain directors, officers, employees, management company employees and consultants. The Plan provides an incentive for and encourages ownership of the Common Shares by such persons to induce them to make a maximum contribution to the Corporation's success and to benefit from increases in the value of the Common Shares.

3. **Eligibility**

The following persons ("Eligible Participants") are eligible for grants of options under the Plan:

(a) directors, officers and employees of the Corporation and any of its subsidiaries;

(b) employees of any management company that provides management services to the Corporation or any of its subsidiaries;

(c) consultants to the Corporation or any of its subsidiaries, including consulting companies and partnerships of which an individual providing consulting services to the Corporation or any of its subsidiaries is an employee, shareholder or partner; and

(d) companies wholly-owned by any of the above;

in each case subject to such person satisfying the criteria for eligibility set out in the policies of the TSX Venture Exchange or any other exchange upon which the Common Shares are listed (the "Exchange"), and subject to the availability of a statutory exemption from the prospectus requirements under applicable securities laws.

4. Grants of Options

The Board of Directors of the Corporation or, if the Board of Directors so directs, the Compensation Committee of the Board of Directors (the "Committee"), may from time to time in its discretion grant to any Eligible Participant who in the opinion of the Board of Directors or the Committee is suitable to receive options under the Plan (an "Optionee"), an option to purchase such number of Common Shares ("Optioned Shares") as is fixed by the Board of Directors or the Committee at the time such option is granted, upon and subject to the terms, conditions and limitations herein contained and otherwise as the Board of Directors or the Committee may from time to time determine at the time of the grant.

Each option shall be evidenced by a written agreement between, and executed by, the Corporation and the Eligible Participant containing the terms and conditions with respect to such option, which terms and conditions shall be consistent with the provisions of the Plan. In the case of an option granted to an Eligible Participant other than a director or senior officer of the Corporation or any of its subsidiaries, such agreement shall contain a representation from the Corporation that the Optionee is, as the case may be, either a bona fide employee of the Corporation or any of its subsidiaries, a bona fide employee of a management company that provides management services to the Corporation or any of its subsidiaries or a bona fide consultant to the Corporation or any of its subsidiaries, in each case as determined in accordance with the policies of the Exchange.

5. Common Shares Subject to the Plan

The number of Common Shares that are available for grants of options under the Plan shall be such number as may from time to time be approved by the Board or the Committee, provided that the aggregate number of Common Shares subject to director, officer, employee, management company employee and consultant incentive stock options, whether granted under the Plan or otherwise, shall not at any time exceed 10% of the number of outstanding Common Shares from time to time, calculated at the time of grant. Common Shares subject to options that have lapsed or been terminated, whether granted under the Plan or otherwise, shall upon such lapse or termination become available for option grants under the Plan.

The number of Common Shares subject to options to Eligible Participants, whether granted under the Plan or otherwise:

(a) in the case of options granted in any twelve (12) month period to any one individual, shall not exceed five (5%) percent of the number of outstanding Common Shares, calculated at the time of grant;

(b) in the case of options granted in any twelve (12) month period to any one employee conducting investor relations activities, shall not exceed two (2%) percent of the issued shares, calculated at the time of grant; and

(c) in the case of options granted in any twelve (12) month period to any one consultant, shall not exceed two (2%) percent of the issued Common Shares, calculated at the time of grant;

except in each case as otherwise permitted by the Exchange.

6. **Exercise Price**

The purchase price of the Common Shares upon exercise of each option granted under the Plan shall be the exercise price fixed for such option by the Board of Directors or the Committee at the time of the grant, but such exercise price shall not be less than the fair market value of the Common Shares at the time of the grant less the maximum discount therefrom permitted by the Exchange. Except as may be otherwise required by the Exchange, the fair market value for this purpose shall be deemed to be the closing price at which board lots of the Common Shares were traded on the Exchange on the day preceding the day on which the option is granted (or on the day the option is granted if the option is granted after the close of trading on the Exchange on such day), or if no board lots were traded on such day then the closing price at which board lots were traded on the most recent day upon which at least one board lot was traded on the Exchange.

The Board of Directors or the Committee may in its discretion from time to time reduce the exercise price for an option granted to an Optionee, subject to any requirements for shareholder approval set out in the policies of the Exchange. As at the Effective Date, the policies of the TSX Venture Exchange required disinterested shareholder approval (as defined therein) for any reduction in the exercise price of an option granted to an Optionee who is an insider of the Corporation at the time of the proposed amendment.

7. **Vesting and Term of Options**

Each option shall become exercisable and the Common Shares subject to such option shall become purchasable at such time or times after the option is granted as may be determined by the Board of Directors or the Committee at the time of the grant. If no such time or times are so determined, then each option (other than an option granted to a consultant performing investor relations activities for the Corporation or any of its subsidiaries) may be exercised as to a maximum of one-half (1/2) of the number of Common Shares subject thereto from the date of the grant and as to all of the Common Shares subject thereto after one (1) year from the date of the grant.

Under securities laws applicable in the Province of British Columbia, the Corporation is not permitted as at the Effective Date to grant incentive stock options to consultants performing investor relations activities for the Corporation or any of its subsidiaries. However, if the Corporation becomes entitled to grant options to such consultants, an option granted to any such consultant shall vest in stages over a minimum of twelve (12) months, with no more than one-fourth (1/4th) of the option vesting in any three (3) month period.

Notwithstanding the foregoing, each option shall become exercisable to its full extent if the Board of Directors determines in its sole discretion that there are circumstances which justify amending the vesting terms to permit early exercise of the option, including by reason that a change in control of the Corporation has occurred or is expected to occur.

Each option, unless sooner terminated in accordance with the terms, conditions and limitations of the option or unless sooner exercised, shall expire at the close of business on the date (the "Expiry Date") determined by the Board of Directors or the Committee at the time the option is granted, or failing such determination, on the fifth (5th) anniversary of the date of the grant of the option, provided that no option shall have a term exceeding ten (10) years from the date of grant. Common Shares subject to an option which has lapsed or been terminated shall become available for option grants under the Plan.

8. Termination

In the event that an Optionee (or, if the Optionee is a wholly-owned company, its owner) prior to the close of business on the Expiry Date for an option granted to such Optionee, ceases to be a director, officer, employee, management company employee or consultant of the Corporation or any of its subsidiaries, then such option shall remain exercisable to and only to the extent of the Optioned Shares which may be purchased under paragraph 7 above, determined as of the date the Optionee (or, if the Optionee is a wholly-owned company, its owner, as the case may be) ceases to be a director, officer, employee or consultant, for a period commencing on such date and ending ninety (90) days thereafter or the Expiry Date, whichever is earlier, and thereafter shall be of no further force or effect whatsoever, provided that:

(a) in the event of the termination of the Optionee (or, if the Optionee is a wholly-owned company, its owner) as a director, officer, employee, management company employee or consultant of the Corporation or any of its subsidiaries by reason of disability, or by reason of retirement with the consent of the Board of Directors of the Corporation or of such subsidiary, as the case may be, an option granted to such Optionee may be exercised in whole or in part by the Optionee during the period commencing on the date of such termination and ending one (1) year thereafter or on the Expiry Date, whichever is earlier; and

(b) in the event of the death of the Optionee (or, if the Optionee is a wholly-owned company, its owner) while a director, officer, employee, management company employee or consultant of the Corporation or any of its subsidiaries, an option granted to such Optionee may be exercised in whole or in part by the legal personal representatives of the Optionee (or, if the Optionee is a wholly-owned company, the Optionee) during the period commencing on the date of death and ending one (1) year thereafter or on the Expiry Date, whichever is earlier.

9. Issue of Common Shares

No Optionee shall have any of the rights of a shareholder with respect to any Common Shares subject to an option until such shares have been paid for in full and have been issued to such person.

10. Transferability

No option granted under the Plan shall be assignable or transferable, provided that an option granted to a deceased Optionee may be exercised by the Optionee's legal personal representatives as provided in paragraph 8(b) above.

11. Change in Shares Subject to the Plan

If the Common Shares are subdivided or consolidated, an adjustment shall be made in the number of Common Shares deliverable upon the exercise of any option granted under the Plan without change in the exercise price. If the Corporation is reorganized or is merged, consolidated or amalgamated with another corporation, the Board of Directors or the Committee shall make such adjustments to the number and class of shares subject to outstanding options and the exercise price payable upon the exercise of outstanding options as the Board considers appropriate to prevent impairment or enlargement of the rights of the Optionees.

12. Administration

Within the limitations set forth in the Plan, the Board of Directors or the Committee, as the case may be, is authorized to provide for the grant, exercise and method of exercise of options on such terms (which may vary as between options) as it shall determine. All decisions and interpretations made by the Board of Directors or the Committee shall be binding and conclusive on the Corporation and all Eligible Participants. Time shall be of the essence with respect to the Plan and the administration thereof.

13. Method of Exercise of Option

Each option or part thereof may be exercised by the Optionee or his legal personal representative by giving a notice in writing addressed to the Corporation at its principal office in the City of Vancouver, in the Province of British Columbia, and delivered or mailed by registered mail to the Chief Executive Officer or Secretary of the Corporation. Such notice shall specify the number of Optioned Shares with respect to which the option is being exercised and shall be accompanied by payment in full, by certified cheque or other form of payment acceptable to the Corporation, of the purchase price for such number of Optioned Shares so specified therein. Upon any such exercise of an option as aforesaid, the Corporation shall forthwith cause the transfer agent and registrar of the Corporation to deliver to the Optionee or his legal personal representatives or to the order thereof a certificate representing the aggregate number of fully paid and non-assessable Common Shares that the Optionee or his legal personal representatives shall have then paid for. Notwithstanding the foregoing, no option shall be exercisable unless the Corporation shall be satisfied that the issuance of Common Shares on exercise of the option will be in compliance with applicable securities laws in Canada and the United States and in compliance with the requirements of the Exchange.

14. Amendment and Discontinuance

The Board of Directors may at any time amend any of the provisions of the Plan, subject to obtaining any required approval of the Exchange or other regulatory authorities, provided that any such amendment may not, without the consent of the Optionee, adversely affect or impair any option previously granted to an Optionee under the Plan. The Board of Directors may at any time terminate the Plan with respect to any Common Shares not at the time subject to option.

15. Interpretation

The Plan shall be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

16. Liability

No member of the Committee or any director, officer or employee of the Corporation or any of its subsidiaries shall be personally liable for any act taken or omitted in good faith in connection with the Plan.



British Columbia
Securities Commission

ANNUAL REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR YEAR ENDED	DATE OF REPORT YY/MM/DD
TRIVALENCE MINING CORPORATION	JUNE 30, 2002	01/10/28

ISSUER'S ADDRESS

502 – 815 HORNBY STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6Z 2E6	(604) 684-2407	(605) 684-2401

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HAMISH MALKIN	CHIEF FINANCIAL OFFICER	(604) 684-2401

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
tmi@trivalence.com	www.trivalence.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"LUTFUR RAHMAN KHAN"	LUTFUR RAHMAN KHAN	DATE SIGNED 01/10/28
"ASIF A.SYED, M.D."	ASIF A. SYED , M.D.	DATE SIGNED 01/10/28

TRIVALENCE MINING CORPORATION
BC Form 51-901F
Year ended June 30, 2002
(Prepared by Management)

SCHEDULE A: FINANCIAL INFORMATION

See audited consolidated financial statements included in annual report.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs:

   (a) deferred expenditures on mineral properties (see Note 5 to consolidated financial statements)
   (b) cost of sales (see Note 11 to consolidated financial statements)
   (c) marketing expenses (see Note 16 to consolidated financial statements)
   (d) selling, general and administrative expenses (see Note 16 to consolidated financial statements)

2. Related party transactions:

   (See Note 14 to consolidated financial statements)

3. Summary of securities issued and options granted during the year ended June 30, 2002:

   (a) Securities issued (See Note 10 to consolidated financial statements)
   (b) Options granted:

Optionee	Date Granted	Options Granted	Exercise Price	Date of Expiry
Ballena, M	April 25, 2002	3,000	$0.40	April 24, 2007
Belonio, R	April 25, 2002	3,000	$0.40	April 24, 2007
Choudhry, O	April 25, 2002	15,000	$0.40	April 24, 2007
De Melt, Len	April 25, 2002	10,000	$0.40	April 24, 2007
Egerton, D	April 25, 2002	3,000	$0.40	April 24, 2007
Eichel, J	April 25, 2002	5,000	$0.40	April 24, 2007
Filgas, M	April 25, 2002	3,000	$0.40	April 24, 2007
Ionescu, A	April 25, 2002	5,000	$0.40	April 24, 2007
Khan, L	April 25, 2002	180,000	$0.40	April 24, 2007
Khan, N	April 25, 2002	30,000	$0.40	April 24, 2007
Malkin, H	April 25, 2002	30,000	$0.40	April 24, 2007
Marley, C	April 25, 2002	10,000	$0.40	April 24, 2007
Morrison, C	April 25, 2002	5,000	$0.40	April 24, 2007
Rahman, W	April 25, 2002	40,000	$0.40	April 24, 2007
Robb, W	April 25, 2002	30,000	$0.40	April 24, 2007
Soriano, L	April 25, 2002	30,000	$0.40	April 24, 2007
Thawer, N	April 25, 2002	5,000	$0.40	April 24, 2007
		407,000		

SCHEDULE B: SUPPLEMENTARY INFORMATION *(continued)*

4. Summary of securities as at the end of the reporting period:
   (a) authorized share capital of the Company - 100,000,000 common shares with no par value.
   (b) number and recorded valued of for shares issued and outstanding (see Note 10 to consolidated financial statements)
   (c) options, warrants, and convertible securities outstanding (see Note 10 to consolidated financial statements)
   (d) shares subject to escrow or pooling agreements – none
   (e) Directors and officers:

Lutfur Rahman Khan	Director, President, CEO
Mahmood Arshad	Director
Timothy Hoar	Director
Waseem Rahman	Director, Vice-president, Administration
Dr. Asif A. Syed	Director
Omair Choudhry, MBA	Asst.Vice-president, Finance & Personnel
Hamish Malkin, CA	Chief Financial Officer
Warren Robb, P. Geo., B.Sc.	Vice-president, Investor Relations
Karl Schimann, PhD	Vice-president, Operations

SCHEDULE C: MANAGEMENT'S DISCUSSION AND ANALYSIS

a) See Management's Discussion and Analysis included in Annual Report

b) The Company carries out its own investor relations program. The program includes, among other things, attendance at trade shows, technical presentations to the investment community, newspaper print advertising, and a web site. In May 2001 the Company retained an independent firm to implement and maintain an ongoing market awareness program. The contract was cancelled in July 2001. In the July, 2002 the Company retained an independent firm to develop and maintain a market awareness program for the Company in accordance with TSX Venture Exchange Policy 3.4.